SIERRA
WIRELESS®

ANNUAL REPORT 2016

Start with Sierra

sierrawireless.com

Sierra Wireless, Inc.
Financial Highlights
(Expressed in thousands of United States dollars, except as otherwise stated)
(Prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"))

Consolidated Statement of Operations Data

Years ended December 31,	2016	2015	2014

GAAP results
Revenue	$615,607	$607,798	$548,523
Gross margin percentage	35.4%	31.9%	32.6%
Total expenses	196,395	183,741	185,573
Earnings (loss) from operations	21,348	10,114	(6,594)
Net earnings (loss)	15,385	(2,674)	(16,853)
Basic and diluted net earnings (loss) per share (in dollars)	$0.48	$(0.08)	$(0.53)

Non-GAAP results(1)
Gross margin percentage	33.3%	32.0%	32.7%
Total expenses	$174,991	$162,141	$156,740
Earnings from operations	30,127	32,361	22,794
Adjusted EBITDA	43,919	42,911	35,411
Net earnings	21,969	25,774	19,848
Basic and diluted net earnings per share (in dollars)	$0.68	$0.80	$0.63
Free cash flow	$29,510	$1,724	$39,247

Revenue by segment
OEM Solutions	$516,517	$523,366	$476,650
Enterprise Solutions	71,486	63,072	71,873
Cloud and Connectivity Services	27,604	21,360	—
	$615,607	$607,798	$548,523

Revenue by geographical region
Americas	32%	32%	29%
Europe, Middle East and Africa	22%	19%	16%
Asia-Pacific	46%	49%	55%
	100%	100%	100%

Consolidated Balance Sheet Data

December 31,	2016	2015	2014

Cash and cash equivalents, including short-term investments	$102,772	$93,936	$207,062
Long-term obligations	$32,654	$44,353	$26,608
Shareholders' equity	$361,584	$358,296	$356,862
Number of common shares outstanding	31,859,960	32,337,201	31,868,541

(1) Our non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustment. Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, certain other nonrecurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, interest and income tax expense. Free cash flow is defined as cash flow from operating activities less capital expenditures and increases in intangibles. Non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. For further information, refer to "Non-GAAP Financial Measures" on page 29 of the Management's Discussion and Analysis in this Annual Report.

Report to Shareholders

We had a strong finish to 2016 as revenue and profitability improved following a softer start to the year. Full year revenue in 2016 increased slightly to $615.6 million and adjusted EBITDA increased by 2.3% on a year-over-year basis. Revenue in our OEM Solutions business decreased slightly, reflecting lower demand from some of our customers, which was partially offset by solid contribution from new programs. Enterprise Solutions revenue increased 13.3% in 2016, which includes contributions from the acquisition of GenX Mobile Incorporated (“GenX”) and from new products launched throughout the year. Revenue in our Cloud and Connectivity Services segment increased 29.2% in 2016, including a full year contribution from Maingate, MobiquiThings and Accel Networks, all of which were acquired in 2015.

In 2016, we had strong product introduction velocity as we launched four new gateway products and entered the Low Power Wide Area market with embedded module trials involving key customers and operators. During the year, we strengthened our overall strategic position in device-to-cloud solutions, significantly enhancing our AirVantage cloud platform and launching our unique, flexible Smart SIM technology for global connectivity services.

New customer program acquisition activity was solid in 2016 as we won numerous new programs across our three business segments, including another strategic win with Volkswagen (“VW”) who selected Sierra Wireless to provide 4G embedded solutions that will connect drivers with VW’s Car-Net service starting in the second half of 2018. We also had strong collaboration across our segments, resulting in a growing number of device-to-cloud solution wins.

We also continued to expand our strategic position in the IoT market by acquiring two companies in 2016. In August, we acquired GenX which strengthens our telematics capability and product portfolio, and in November we acquired Blue Creation, expanding our embedded modules technology position into Bluetooth and Wi-Fi.

As we look forward, we expect that our new products, new services and new customers will be key to driving future revenue growth in the expanding IoT market. We are the clear global leader in cellular connectivity solutions for the Internet of Things and our comprehensive product offering exposes us to a large and valuable market opportunity. We believe that we are better positioned than ever to capture a significant share of this opportunity. We also plan to continue to pursue acquisitions that strategically support our device-to-cloud strategy and that help to accelerate long-term growth and value creation for our shareholders.

Jason W. Cohenour
President and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements
Certain statements in this letter constitute forward-looking statements or forward-looking information and, in this regard, you should read carefully the "Cautionary Note Regarding Forward-Looking Statements" in the attached Management's Discussion & Analysis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the years ended December 31, 2016, 2015 and 2014 and up to and including March 10, 2017.  This MD&A should be read together with our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2016 (“the consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read “Cautionary Note Regarding Forward-looking Statements” in this MD&A and should not place undue reliance on any such forward-looking statements.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP financial measures provide useful information to investors regarding the Company’s results of operations as they provide additional measures of its performance and assist in comparisons from one period to another.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures”.

In this MD&A, unless the context otherwise requires, references to "the Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.

Additional information about the Company, including our most recent consolidated financial statements and our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

This MD&A contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”), including our business outlook for the short and longer term and statements regarding our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance, they represent our current views and may change significantly. Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected cost of goods sold;

•	expected component supply constraints;

•	our ability to win new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by component shortages or other development, operating or regulatory risks; and

•	expected tax rates and foreign exchange rates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in our forward-looking statements, including, without limitation:

•	competition from new or established cloud and connectivity service providers or from those with greater resources;

•	disruption of, and demands on, our ongoing business and diversion of management’s time and attention in connection with acquisitions or divestitures;

•	the loss of any of our significant customers;

•	cyber-attacks or other breaches of our information technology security;

•	difficult or uncertain global economic conditions;

•	our financial results are subject to fluctuation;

•	our ability to attract or retain key personnel;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our ability to respond to changing technology, industry standards and customer requirements;

•	our reliance on single source suppliers for certain components used in our products;

•	failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on wireless network operators to offer and promote acceptable wireless service programs;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks related to the transmission, use and disclosure of user data and personal information; and

•	risks inherent in foreign jurisdictions.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to below under "Risks and Uncertainties" and those referred to in our other regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") in the United States and the provincial securities commissions in Canada.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

OVERVIEW

Business Overview

Sierra Wireless is a leading provider of device-to-cloud solutions for the Internet of Things ("IoT"). We offer the industry’s most comprehensive portfolio of cellular and short range embedded wireless modules and gateways that, combined with our cloud platform and connectivity services, create an end-to-end solution for enabling IoT applications. Original Equipment Manufacturers ("OEMs") and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster.

We operate our business under three reportable segments: (i) OEM Solutions; (ii) Enterprise Solutions; and (iii) Cloud and Connectivity Services. Prior to October 1, 2015 our Enterprise Solutions segment included the business operations that now comprise our Cloud and Connectivity Services segment.

OEM Solutions

Our OEM Solutions segment includes embedded cellular modules, short range wireless modules, software and tools for OEM customers who integrate wireless connectivity into their products and solutions across a broad range of industries, including automotive, transportation, energy, enterprise networking, sales and payment, mobile computing, security, industrial monitoring, field services, residential, healthcare and others. Within our OEM Solutions segment, our embedded wireless module product portfolio spans second generation ("2G"), third generation ("3G"), and fourth generation ("4G") Long-Term Evolution ("LTE") cellular technologies and short range modules for Bluetooth and Wi-Fi technologies. This product portfolio also includes cloud-based remote device and data management capability, as well as support for on-board embedded applications using Legato, our open source, Linux-based application framework.

We completed the acquisition of all of the outstanding shares of Blue Creation on November 2, 2016 for total cash consideration of $6.4 million ($2.9 million, net of cash acquired), plus a maximum contingent consideration of $0.5 million under a performance-based earn-out formula. Blue Creation is located in the United Kingdom and is being integrated with our OEM Solutions operations. Blue Creation's financial results have been included in our results since the date of acquisition. Blue Creation specializes in Bluetooth, Bluetooth Low Energy, Wi-Fi and other embedded wireless technologies which are complementary to our cellular products. We believe that the acquisition of Blue Creation helps to strengthen our strategic position with OEMs.

Enterprise Solutions

Our Enterprise Solutions segment includes a range of intelligent routers and gateways along with management tools and applications that enable cellular connectivity for enterprise customers. Our 2G, 3G and 4G LTE intelligent cellular routers and gateways are designed for use where reliability and mission-critical connectivity is essential, and are used in transportation, public safety, field services, energy, industrial and distributed enterprise networking applications worldwide. Our routers and gateways can be easily configured for specific customer applications, and also support on-board embedded applications using our Legato and ALEOS application frameworks.

We completed the acquisition of all of the outstanding shares of GenX Mobile Incorporated ("GenX"), a provider of in-vehicle cellular devices for fleet management, asset tracking and transportation markets on August 3, 2016 for total cash consideration of $7.8 million ($5.9 million, net of cash acquired) plus contingent consideration for inventory consumption in excess of $1.0 million. GenX has been integrated with our Enterprise Solutions segment. GenX's financial results have been included in our results since the date of acquisition.

Cloud & Connectivity Services

Our Cloud and Connectivity Services segment comprises three main areas of operation: (i) our cloud services, which provide a secure and scalable cloud platform for deploying and managing IoT subscriptions, devices and applications; (ii) our global cellular connectivity services, which include our Smart SIM and core network platforms; and (iii) our managed broadband cellular services, which include a combination of hardware, connectivity services and cloud services. These cloud, connectivity and broadband services have been integrated to support our device-to-cloud strategy and enable worldwide IoT deployments by our customers. Our solution makes it simple to rapidly build and scale IoT applications while de-risking the deployment process.

Our AirVantage cloud platform is used to collect, manage and process data from any number of connected devices.  It allows our customers to centrally deploy and monitor IoT devices at the edge of the network, including configuring device settings and delivering firmware and embedded application updates remotely over the air.  Our connectivity services offering, which includes our flexible Smart SIM technology, utilizes global, multi-operator subscriptions with unique benefits for IoT deployments including quality of service improvements and multi-operator network coverage. Our managed broadband services provide network connectivity management solutions for distributed enterprises utilizing cellular broadband gateways, routers and advanced antennas.

We significantly advanced our device-to-cloud capabilities in 2015 by completing three acquisitions and rapidly expanding our cloud and connectivity services business. These acquisitions included: Wireless Maingate AB ("Maingate"), a Sweden-based provider of IoT connectivity and data management services; Accel Networks LLC ("Accel"), a provider of secure managed cellular broadband connectivity services for distributed enterprises in North America and MobiquiThings SAS ("MobiquiThings"), a France-based mobile virtual network operator providing intelligent global connectivity services to the IoT marketplace. These businesses have been integrated into our cloud and connectivity services segment.

Our Strategy

The global IoT market is expected to grow significantly over the next decade. Industries, enterprises, governments, and consumers are gaining a broader understanding of the benefits of collecting information from mobile and fixed assets at the edge of the network to enable detailed analysis, monitoring, and real-time decision-making. New IoT applications are helping people and organizations to increase productivity, save energy costs, create new business models, and provide value-added services to their customers. An integral factor in the growth of IoT applications is cellular connectivity, which enables the transmission of data from embedded modules and gateways, through advanced mobile networks and cloud services, to the enterprise or consumer. Cellular connectivity supports applications such as the connected car, the connected enterprise and the connected factory, as well as smart cities and the smart grid. Adoption of IoT solutions is driven by a number of factors including lower wireless connectivity costs, higher wireless connection speeds, new wireless technologies designed specifically for IoT, new tools to simplify application development and higher levels of focus on data analytics, artificial intelligence and machine learning.

We believe these factors will continue to create attractive growth opportunities for the Company going forward. Based on third-party industry research, we are the global leader in embedded cellular wireless modules with 33% global market share (source: ABI Research, June 2016) and we are widely recognized as an innovation leader in the cellular IoT sector as well.  We are also a leading provider of gateway and router solutions for industrial, enterprise and mobile applications, ranking as the global leader in shipment volume in a recent industry study (source: IHS Research, June 2016). We have developed a cloud and connectivity services platform that is tightly integrated with our devices, embedded software and Smart SIM technology. Our corporate strategy is to expand our position in the IoT value chain by:

•	Strengthening our leadership position in embedded wireless modules;

•	Expanding our enterprise gateways business with new products and selective acquisitions that strengthen our position;

•	Growing our cloud and connectivity services business organically and through acquisitions; and

•	Leveraging our leading position in IoT devices to scale our device-to-cloud solution set and customer base.

We expect these initiatives will drive revenue growth and improve operating leverage in our business model, resulting in greater profitability and enhanced shareholder value.

In 2016, we continued to deliver on our corporate strategy by:

•	Securing many new customer wins with global OEMs and enterprises, which significantly expanded our customer program pipeline;

•	Launching several new market leading gateway and embedded module products, strengthening our leadership position in IoT devices and expanding our addressable market;

•	Acquiring Blue Creation, expanding our IoT technology base and strengthening our position with OEMs;

•	Acquiring GenX, bolstering our position in the fleet management and telematics markets;

•	Launching our Smart SIM technology, which enables Sierra to deliver highly differentiated connectivity services;

•	Adding eUICC OTA SIM provisioning capability to our connectivity services offering, strengthening our position with large OEMs and enterprises; and

•	Strengthening our broader organizational capability, including additional go-to-market resources to support our continued revenue growth.

We continue to seek opportunities to acquire or invest in businesses, products and technologies that accelerate our strategy and growth.

Annual Overview — Financial highlights

Our 2016 revenue was $615.6 million, up from $607.8 million in 2015. The positive impact of contributions from acquired businesses in 2016 and a full year contribution from acquisitions completed during 2015, together with higher revenues from our new gateway products in our Enterprise Solutions segment, was partially offset by lower revenues in our OEM Solutions segment due to softer demand from certain established customers and programs.
Gross margin was 35.4% in 2016 compared to 31.9% in 2015. The significant increase in gross margin was largely a result of a $14.4 million reduction in our cost of goods sold related to the change in estimate, effective October 1, 2016, for our Intellectual Property ("IP") royalty accrual ("Change in Estimate") which is explained in "Critical Accounting Policies and Estimates - Royalty Obligations" below. Other favorable gross margin drivers included product cost reductions in our OEM and Enterprise Solutions segments and the impact of two legal settlements during the first half of 2016.
The favorable impact of higher gross margin in 2016, partially offset by higher spending on targeted go-to-market investments and higher acquisition-related amortization, led to significant growth in our net earnings compared to the prior year.
Foreign exchange rate changes impacted our foreign currency denominated revenue and operating expenses. We estimate that changes in exchange rates between 2016 and 2015 reduced our revenue by approximately $0.8 million and reduced our operating expenses by approximately $1.7 million in 2016.
GAAP

•	Revenue increased by $7.8 million, or 1.3%, compared to 2015.

•	Gross margin was 35.4%, up 350 basis points from 2015.

•	Operating earnings improved by $11.2 million, or 111.1%, compared to 2015.

•	Net earnings improved by $18.1 million, or $0.56 per share, compared to 2015 primarily due to improved operating earnings and lower after-tax foreign exchange loss in 2016.

•
Cash and cash equivalents were $102.8 million at the end of the year, up $8.9 million compared to 2015. This largely reflects strong operating cash flow, partially offset by capital expenditures, acquisitions and share repurchases.

Non-GAAP(1)

•
Gross margin was 33.3%, up 130 basis points from 2015. Non-GAAP gross margin excludes $13.0 million of the previously mentioned $14.4 million reduction in cost of goods sold related to the Change in Estimate.

•
Operating earnings decreased by $2.2 million, or 6.9% compared to 2015, as a result of higher operating expenses driven mainly by costs added as a result of our recent acquisitions and targeted investments in sales and marketing.

•	Adjusted EBITDA increased by $1.0 million, or 2.3% compared to fiscal 2015, reflecting higher amortization partially offset by lower operating earnings.

•	Net earnings decreased by $3.8 million or 14.8% compared to 2015, mainly due to lower operating earnings and higher income tax expense.

(1)Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustments. Refer to the section titled "Non-GAAP Financial Measures" for additional details and reconciliations to the applicable GAAP financial measures.

Select Annual Financial Highlights

Revenue ($ millions)

	2014	2015	2016
Revenue	548.5	607.8	615.6

Gross margin (%)

	2014	2015	2016
GAAP	32.6%	31.9%	35.4%
NON-GAAP(1)	32.7%	32.0%	33.3%

Earnings (loss) from operations ($ millions)

	2014	2015	2016
GAAP	(6.6)	10.1	21.3
NON-GAAP(1)	22.8	32.4	30.1

Net earnings (loss) from operations ($ millions)

	2014	2015	2016
GAAP	(16.9)	(2.7)	15.4
NON-GAAP(1)	19.8	25.8	22.0

Adjusted EBITDA ($ millions)

	2014	2015	2016
Adjusted EBITDA(1)	35.4	42.9	43.9

Free Cash Flow ($ millions)

	2014	2015	2016
Free Cash Flow(1)	39.2	1.7	29.5

(1)Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustments. Refer to the section titled "Non-GAAP Financial Measures" for additional details and reconciliations to the applicable GAAP financial measures.

Selected Annual Financial information:

(In thousands of U.S. dollars, except where otherwise stated)	2016	2015	2014
Statement of Operations data:
Revenue	$615,607	$607,798	$548,523

Gross Margin
- GAAP	$217,743	$193,855	$178,979
- Non-GAAP (1)	205,118	194,502	179,534

Gross Margin %
- GAAP	35.4%	31.9%	32.6%
- Non-GAAP (1)	33.3%	32.0%	32.7%

Earnings (loss) from operations
- GAAP	$21,348	$10,114	$(6,594)
- Non-GAAP (1)	30,127	32,361	22,794

Adjusted EBITDA	$43,919	$42,911	$35,411

Net earnings (loss)
- GAAP	$15,385	$(2,674)	$(16,853)
- Non-GAAP (1)	21,969	25,774	19,848

Revenue by Segment:
OEM Solutions	$516,517	$523,366	$476,650
Enterprise Solutions	71,486	63,072	71,873
Cloud and Connectivity Services	27,604	21,360	—

Share and per share data:
Basic and diluted earnings (loss) per share (in dollars)
- GAAP	$0.48	$(0.08)	$(0.53)
- Non-GAAP (1)	$0.68	$0.80	$0.63

Common shares (in thousands)
At period-end	31,860	32,337	31,869
Weighted average - basic	32,032	32,166	31,512
Weighted average - diluted	32,335	32,166	31,512

Balance sheet data (end of period):
Cash and cash equivalents and short-term investments	$102,772	$93,936	$207,062
Total assets	578,459	546,332	515,364
Total long-term obligations	32,654	44,353	26,608

(1)Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustments. Refer to the section titled "Non-GAAP Financial Measures" for additional details and reconciliations to the applicable GAAP financial measures.

See discussion under “Consolidated Annual Results of Operations” for factors that have caused period to period variations.

Key highlights for the year ended December 31, 2016:

OEM Solutions

•	Our mangOH IoT Open Hardware platform won the GSMA's Best Mobile Technology Breakthrough Award at the Asia Mobile World Congress in Shanghai.

•
Our AirPrime EM7455, the industry's first embedded module to support LTE-Advanced, was selected by Lenovo to provide fast and reliable LTE-Advanced cellular connectivity in next-generation notebooks, tablets, and 2-in-1s.

•	Our new HL7690 LTE Cat-1 embedded modules were selected by Sagemcom, a leading communications solutions provider, for its smart meters to be deployed by Enexis in the Netherlands.

•
Our AirPrime HL Series embedded modules were selected by Parkeon, a global leader in parking, transit and urban mobility solutions, to enable cellular connectivity in smart parking deployments worldwide.

•
We announced a collaboration with Movimento to provide automotive OEMs with an integrated solution to streamline vehicle software installation and updates using our device-to-cloud solution and Movimento's Over the Air ("OTA") technology.

•	We partnered with OriginGPS to deliver the industry's smallest integrated 2G to 4G cellular and GNNS module solutions.

•	Our automotive-grade AirPrime AR series modules were selected by PATEO to enable cellular connectivity for its telematics units being installed in automobiles for the China market.

•
SmartDrive selected our AirPrime HL8548-G embedded modules to enable cellular connectivity and location-based services for its DriveOn and DriveOps telematics units being used in the insurance, fleet and logistics sectors.

•
Our family of smart automotive modules and AirVantage cloud platform was selected by Itelma to enable cellular connectivity and service delivery for its emergency response ERA-GLONASS units supplied to the Russian automotive market.

•
We introduced AirPrime HL and WP Series cellular modules for Category-M1 ("Cat-M1") and Category-NB1 ("Cat-NB1") LTE networks. Our solutions support the 3GPP standard for low-power wide-area ("LPWA") technologies, which was designed specifically to enable a new generation of IoT services.

•
We recently announced Volkswagen has selected our AirPrime AR Series modules and our Legato platform for its next generation of connected cars. Our automotive solutions will deliver high-speed cellular connectivity for the Volkswagen Car-Net platform.

•	We were recently selected by Nauto as the wireless connectivity solution for the North American launch of Nauto's flagship artificial intelligence-powered auto network.

Enterprise Solutions

•	Our 4G LTE AirLink ES450 was awarded the "Best Gateway of the year for Branch Offices, Fast Food and Casual Dining" by Compass Intelligence, a global market research and consulting firm.

•	We released an advanced fleet management feature for the AirLink GX450 mobile gateway, allowing it to collect OBD-II vehicle telemetry data.

•
Transdev, a leading international operator of public transport services selected one of our solution partners, QoS Telecom, to deploy and operate on-board Wi-Fi services in buses using our AirLink LTE gateways and device management services.

•	We launched the AirLink MP70, a high performance LTE-Advanced vehicle router for mission critical applications in public safety, transit and field services.

•	We launched the AirLink MG90, a high performance LTE-Advanced, multi-network vehicle router platform that provides secure, always-on mobile connectivity.

•
We launched the FX30, the industry's smallest, most flexible and programmable cellular gateway. The FX30 provides a pre-certified integrated embedded platform to connect any machine to any IoT application, enabling fast, scalable deployment of IoT solutions.

•
We launched the high-performance AirLink RV50X LTE-Advanced industrial gateway, designed to connect critical infrastructure in utility, energy and smart city applications. The gateway supports 21 LTE bands worldwide, providing high-speed connectivity across North America, Europe and Asia Pacific, while delivering the industry's lowest power consumption.

Cloud and Connectivity Services

•
We introduced an Embedded Universal Integrated Circuit Card ("eUICC") solution for our global Smart SIM and connectivity services. Our eUICC solution enables SIM provisioning OTA and is one of the first in the market that conforms to the latest GSMA specification, ensuring global interoperability across hardware vendors, SIM vendors and mobile network operators.

•	We introduced our Smart SIM technology and connectivity service that provides customers with superior coverage and service quality to maximize the reliability of global IoT applications.

Outlook

In the first quarter of 2017, we expect revenue to be in the range of $152 million to $161 million and non-GAAP earnings per share to be in the range of $0.13 to $0.20.

We believe that the market for wireless IoT solutions has strong long-term growth prospects.  We anticipate strong long-term growth in the number of devices being wirelessly connected, driven by key enablers, such as lower wireless connectivity costs, faster wireless connection speeds, new wireless technologies designed specifically for the IoT, new devices and tools to simplify the development of IoT applications, and increased focus and investment from large ecosystem players.  More importantly, we see emerging customer demand in many of our target verticals driven by increasing recognition of the value created by deploying IoT solutions, such as new revenue streams, improved customer experience and cost efficiencies.

Key factors that we expect will affect our results in the near term are:

•	the strength of our competitive position in the market;

•	the timely ramp up of sales of our new products recently launched or currently under development;

•	the level of success our customers achieve with sales of connected solutions;

•	fluctuations in customer demand and inventory levels;

•	the timely launch and ramp up of new customer programs;

•	our ability to secure future design wins with both existing and new customers;

•	the end-of-life of existing customer programs;

•	the availability of components from key suppliers;

•	manufacturing capacity at our various manufacturing sites;

•	our ability to manage component and product quality compliance;

•	contributions to our operating results from the acquisitions we completed in 2015 and 2016;

•	fluctuations in foreign exchange rates;

•	general economic conditions in the markets we serve; and

•	seasonality in demand.

We expect that product and price competition from other wireless device manufacturers and solution providers will continue to play a role in the IoT market.  As a result of these factors, we may experience volatility in our results on a quarter-to-quarter basis. Gross margin percentage may fluctuate from quarter-to-quarter depending on product and customer mix, average selling prices and product costs.

See "Cautionary Note Regarding Forward-Looking Statements".

CONSOLIDATED ANNUAL RESULTS OF OPERATIONS

(In thousands of U.S. dollars, except where otherwise stated)	2016		2015		2014
	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenue	615,607	100.0%	607,798	100.0%	548,523	100.0%
Cost of goods sold	397,864	64.6%	413,943	68.1%	369,544	67.4%
Gross margin	217,743	35.4%	193,855	31.9%	178,979	32.6%
Expenses
Sales and marketing	64,242	10.4%	54,144	8.9%	50,476	9.2%
Research and development	73,077	11.9%	74,020	12.2%	80,937	14.8%
Administration	40,956	6.7%	40,321	6.6%	37,027	6.7%
Restructuring	—	—%	951	0.2%	1,598	0.3%
Acquisition-related and integration	843	0.1%	1,945	0.3%	2,670	0.5%
Impairment	—	—%	—	—%	3,756	0.7%
Amortization	17,277	2.8%	12,360	2.0%	9,109	1.6%
	196,395	31.9%	183,741	30.2%	185,573	33.8%
Earnings (loss) from operations	21,348	3.5%	10,114	1.7%	(6,594)	(1.2)%
Foreign exchange loss	(1,736)		(11,843)		(12,390)
Other income	83		115		854
Earnings (loss) before income taxes	19,695		(1,614)		(18,130)
Income tax expense (recovery)	4,310		1,060		(1,277)
Net earnings (loss)	15,385		(2,674)		(16,853)

Net earnings (loss) per share - basic and diluted (in dollars)	0.48		(0.08)		(0.53)

Fiscal Year 2016 Compared to Fiscal Year 2015

Revenue
Revenue increased by $7.8 million, or 1.3%, in 2016 compared to 2015. The increase was mainly driven by contributions from businesses acquired in 2016 and 2015 and higher revenues from our new Enterprise gateway products, partially offset by weaker revenues in our OEM Solutions segment.

Our geographic revenue mix for the years ended December 31, 2016 and 2015 was as follows:

During the years ended December 31, 2016, 2015 and 2014, no customer accounted for more than 10% of our aggregated revenue.

Gross margin
Gross margin was 35.4% of revenue in 2016, compared to 31.9% in 2015. The significant increase in gross margin was due to the favorable impact on cost of goods sold of the Change in Estimate, product cost reductions in our OEM Solutions segment, improved margins in our Enterprise Solutions segment and the favorable impact of cost recoveries as a result of two legal settlements received in the first half of 2016. Gross margin included stock-based compensation expense and related social taxes of $0.4 million and $0.6 million in 2016 and 2015, respectively.

Sales and marketing
Sales and marketing expenses increased $10.1 million, or 18.7%, in 2016, compared to 2015, primarily as a result of targeted investments to strengthen our go-to-market capability and costs added as a result of the acquisitions undertaken in 2015 and 2016. Sales and marketing expenses included stock-based compensation and related social taxes of $1.7 million in 2016, compared to $2.2 million in 2015.

Research and development
Research and development (“R&D”) expenses decreased by $0.9 million, or 1.3%, in 2016, compared to 2015.  The decrease in R&D expenses was primarily due to lower costs related to development parts and certification fees, lower acquisition-related amortization costs and the favorable impact of foreign exchange. This was partially offset by higher compensation costs and additional expenses associated with acquired businesses.

R&D expenses included stock-based compensation and related social taxes of $1.4 million in 2016, compared to $1.5 million in 2015.  R&D expenses also included acquisition-related amortization of $0.5 million in 2016, compared to $1.3 million in 2015.

Administration
Administration expenses increased by $0.6 million, or 1.6%, in 2016, compared to 2015, primarily due to higher compensation costs, including certain termination expenses, partially offset by lower professional fees, stock-based compensation expense and the favorable impact of foreign exchange. Administration expenses included stock-based compensation expense and related social taxes of $4.1 million in 2016, compared to $5.3 million in 2015.

Restructuring
Restructuring costs were $nil in 2016. Restructuring costs in 2015 were related to the implementation of a plan to realign responsibilities within our Enterprise Solutions segment to reflect the evolution of our business and to provide dedicated focus on our enterprise gateways and recently acquired cloud and connectivity services businesses.

Acquisition-related and integration
Acquisition-related and integration costs decreased by $1.1 million in 2016, compared to 2015. The decrease was primarily due to the lower level of acquisition and integration activities and a decrease in the fair value of acquisition-related contingent consideration.

Amortization
Amortization expense increased by $4.9 million, or 39.8%, in 2016, compared to 2015 primarily due to higher acquisition-related amortization driven by the acquisitions undertaken in 2015 and reflects a change in the estimate of the useful life of some of our assets, including assets related to our office relocation in France.  Amortization expense in 2016 included $11.6 million of acquisition-related amortization compared to $8.4 million in 2015.

Foreign exchange gain (loss)
Foreign exchange loss was $1.7 million in 2016, compared to a loss of $11.8 million in 2015. The foreign exchange loss in 2015 included the impact of an unrealized loss of $6.2 million on revaluation of a Euro denominated loan ("Intercompany Loan") to a self-sustaining subsidiary. We classified the Intercompany Loan as a net investment in a foreign subsidiary in the second quarter of 2015 when we determined the loan was permanent. As a result, the foreign exchange gain or loss from revaluation of the Intercompany Loan, since that time, is being recognized in other comprehensive income.

Income tax expense (recovery)
Income tax expense was $4.3 million in 2016, compared to $1.1 million in 2015. The additional expense was due to higher earnings and the impact of a shift of earnings between jurisdictions.

Net earnings (loss)
Net earnings were $15.4 million in 2016, compared to a net loss of $2.7 million in 2015. The increase in net earnings reflects improved earnings from operations as a result of the Change in Estimate and lower foreign exchange losses partially offset by higher income tax expenses.

Net earnings in 2016 included stock-based compensation expense and related social taxes of $7.6 million and acquisition-related amortization of $12.1 million. Net loss in 2015 included stock-based compensation expense and related social taxes of $9.7 million and acquisition-related amortization of $9.7 million.

Weighted average number of shares
The weighted average basic and diluted shares outstanding were 32.0 million and 32.3 million, respectively, for the year ended December 31, 2016 and 32.2 million for the year ended December 31, 2015.

The number of shares outstanding was 31.9 million at December 31, 2016, compared to 32.3 million at December 31, 2015. The decrease in the number of shares outstanding was primarily due to the impact of share repurchases made under our Normal Course Issuer Bid program (refer to "Liquidity and Capital Resources" section below), partially offset by issuance of common shares as a result of stock option exercises and restricted share unit releases.

Fiscal Year 2015 Compared to Fiscal Year 2014

Revenue
Revenue increased by $59.3 million, or 10.8%, in 2015 compared to 2014. The increase was mainly driven by growth in OEM Solutions, with solid contributions from automotive, energy, and enterprise networking customers as well as contributions of $20.1 million from the acquired Maingate, Accel and MobiquiThings businesses in 2015. This increase was partially offset by the unfavorable foreign exchange impact on Euro denominated revenue and weaker year-over-year gateway revenue.

Our geographic revenue mix for the years ended December 31, 2015 and 2014 was as follows:

During the years ended December 31, 2015 and 2014, no customer accounted for more than 10% of our aggregated revenue, from continuing and discontinued operations.

Gross margin
Gross margin was 31.9% of revenue in 2015, compared to 32.6% in 2014. The decrease in gross margin percentage was primarily driven by an increase in sales to high volume but lower margin Automotive OEM customers, combined with lower revenue from our higher margin Enterprise Solutions segment and unfavorable foreign exchange rates. This was partially offset by product cost reductions and the addition of newly acquired, higher margin connectivity services revenue. Gross margin included stock-based compensation expense and related social taxes of $0.6 million in both 2015 and 2014.

Sales and marketing
Sales and marketing expenses increased $3.7 million, or 7.3%, in 2015, compared to 2014, primarily as a result of the additional costs from recent acquisitions and targeted investments to strengthen our go-to-market capability, partially offset by the favorable impact of foreign exchange. Sales and marketing expenses included stock-based compensation and related social taxes of $2.2 million in both 2015 and 2014.

Research and development
R&D expenses decreased by $6.9 million, or 8.5%, in 2015, compared to 2014.  The decrease in R&D expenses was primarily due to lower amortization related to businesses acquired and the favorable impact of foreign exchange, partially offset by higher certification costs and investment in R&D resources.

R&D expenses included stock-based compensation and related social taxes of $1.5 million in 2015, compared to $2.1 million in 2014.  R&D expenses also included acquisition-related amortization of $1.3 million in 2015, compared to $5.7 million in 2014.

Administration
Administration expenses increased by $3.3 million, or 8.9%, in 2015, compared to 2014, primarily due to additional expenses associated with the acquired Maingate, Accel and MobiquiThings businesses, as well as higher corporate development costs, partially offset by the favorable impact of foreign exchange. Administration expenses included stock-based compensation expense and related social taxes of $5.3 million in 2015, compared to $5.6 million in 2014.

Restructuring
Restructuring costs were lower by $0.6 million in 2015, compared to 2014. Restructuring costs in 2015 were related to implementation of a plan to realign responsibilities within our Enterprise Solutions segment to reflect the evolution of our business and to provide dedicated focus on our enterprise gateways and recently acquired cloud and connectivity services businesses. Restructuring costs in 2014 were related to our decision to reduce the scope of 2G chipset development activities.

Acquisition-related and integration
Acquisition-related and integration costs decreased by $0.7 million in 2015, compared to 2014. The decrease was primarily due to a $0.8 million change in the fair value of acquisition-related contingent consideration.

Impairment
In the second quarter of 2014, we made a decision to reduce the scope of our 2G chipset development activities, which resulted in a $3.8 million impairment. Management evaluated the recoverability of costs and determined that the expected future cash flows were lower than the carrying value of the assets associated with this project. No such impairment was recorded in 2015.

Amortization
Amortization expense increased by $3.3 million, or 35.7%, in 2015, compared to 2014 primarily due to higher acquisition-related amortization.  Amortization expense in 2015 included $8.4 million of acquisition-related amortization compared to $5.2 million in 2014.

Foreign exchange gain (loss)
Foreign exchange loss was $11.8 million in 2015, compared to a loss of $12.4 million in 2014.  Commencing in the second quarter of 2015, we classified an intercompany Euro denominated loan ("Intercompany Loan") as part of a net investment in a foreign subsidiary which resulted in the foreign exchange gain or loss from revaluation of the Intercompany Loan being recognized in other comprehensive income on a prospective basis. Prior to the second quarter of 2015, we had the intention to have the foreign subsidiary repay the Intercompany Loan and, as such, the foreign exchange fluctuations from the revaluation of the Intercompany Loan were recognized through foreign exchange gain or loss as part of net earnings.

Income tax expense (recovery)
Income tax expense was $1.1 million in 2015, compared to an income tax recovery of $1.3 million in 2014. The additional expense was due to higher earnings and the impact of a shift of earnings between jurisdictions. The recovery in 2014 was related to a combination of changes in deferred income tax assets and the release of a FASB Interpretation No. 48 provision which had become statute barred.

Net earnings (loss)
Net loss was $2.7 million in 2015, compared to net loss of $16.9 million in 2014. The decrease in the net loss reflects improved earnings from operations partially offset by higher income tax expenses.

Net loss in 2015 included stock-based compensation expense and related social taxes of $9.7 million and acquisition-related amortization of $9.7 million. Net loss in 2014 included stock-based compensation expense and related social taxes of $10.5 million and acquisition-related amortization of $10.9 million.

Weighted average number of shares
The weighted average basic and diluted shares outstanding were 32.2 million for the year ended December 31, 2015 and 31.5 million for the year ended December 31, 2014.

The number of shares outstanding was 32.3 million at December 31, 2015, compared to 31.9 million at December 31, 2014. The increase in the number of shares outstanding was primarily due to the issuance of common shares as a result of stock option exercises.

SEGMENTED INFORMATION

OEM Solutions

				% change
(In thousands of U.S. dollars, except where otherwise stated)	2016	2015	2014	2016 vs 2015	2015 vs 2014
Revenue	$516,517	$523,366	$476,650	(1.3)%	9.8%
Cost of goods sold	349,921	371,559	336,132	(5.8)%	10.5%
Gross margin	$166,596	$151,807	$140,518	9.7%	8.0%
Gross margin %	32.3%	29.0%	29.5%

Non-GAAP (1)
Gross Margin	$154,988	$152,368	$141,001	1.7%	8.1%
Gross Margin %	30.0%	29.1%	29.6%

(1) See section titled "Non-GAAP Financial Measures" for additional details and a reconciliation to the applicable GAAP financial measure.

Fiscal Year 2016 compared to 2015
Revenue decreased by $6.8 million, or 1.3%, in 2016, compared to 2015. This decrease was primarily due to demand softness from certain established customers and programs, partially offset by contribution from new programs.

Higher gross margin percentage in 2016 compared to the prior year reflects a $12.9 million reduction of cost of goods sold, representing the portion of the Change in Estimate that is attributable to our OEM Solutions segment. In addition, our cost reduction initiatives during the year, together with the reimbursement of $1.9 million in certain legal costs pursuant to a favorable arbitration decision on a contract dispute with an IP licensor, of which $1.7 million was attributable to our OEM Solutions segment, also had a positive impact on the gross margin.

Our non-GAAP gross margin percentage of 30.0% excludes $11.7 million of the Change in Estimate attributable to OEM Solutions related to the one-time reduction in our Accrued Royalties obligations effective October 1, 2016. The $1.2 million balance of the Change in Estimate attributable to the OEM Solutions segment is included in non-GAAP gross margin as it relates to products sold during the fourth quarter of 2016.

Fiscal Year 2015 compared to 2014
Revenue increased by $46.7 million, or 9.8%, in 2015, compared to 2014. This increase was primarily due to continued growth in sales of 3G and 4G products and solid contributions from automotive, energy and enterprise networking customers. Gross margin percentage modestly decreased in 2015 primarily due to an increase in sales to high volume but lower margin Automotive OEM customers and unfavorable foreign exchange rates, partially offset by product cost reductions on certain components.

Enterprise Solutions

				% change
(In thousands of U.S. dollars, except where otherwise stated)	2016	2015	2014	2016 vs 2015	2015 vs 2014
Revenue	$71,486	$63,072	$71,873	13.3%	(12.2)%
Cost of goods sold	31,537	29,945	33,412	5.3%	(10.4)%
Gross margin	$39,949	$33,127	$38,461	20.6%	(13.9)%
Gross margin %	55.9%	52.5%	53.5%

Non-GAAP (1)
Gross Margin	$38,913	$33,192	$38,533	17.2%	(13.9)%
Gross Margin %	54.4%	52.6%	53.6%

(1) See section titled "Non-GAAP Financial Measures" for additional details and a reconciliation to the applicable GAAP financial measure.

Fiscal Year 2016 compared to 2015
Revenue increased by $8.4 million, or 13.3%, in 2016, compared to 2015 mainly driven by revenue from the acquisition of GenX and the impact of new AirLink gateway product introductions in 2016.

Gross margin increased in 2016, reflecting a $1.5 million reduction of cost of goods sold, representing the portion of the Change in Estimate that is attributable to our Enterprise Solutions segment. In addition, a $1.9 million recovery from a legal settlement with a supplier related to a component quality issue received in the first quarter of 2016 and improved product mix resulting from increased sales of higher margin gateway products, also had a positive impact on our Enterprise Solutions segment gross margin.

Our non-GAAP gross margin percentage of 54.4% excludes $1.3 million of the Change in Estimate attributable to Enterprise Solutions related to the one-time reduction in our Accrued Royalties obligations effective October 1, 2016. The $0.2 million balance of the Change in Estimate attributable to the Enterprise Solutions segment is included in non-GAAP gross margin as it relates to products sold during the fourth quarter of 2016.

Fiscal Year 2015 compared to 2014
Revenue decreased by $8.8 million, or 12.2%, in 2015, compared to 2014.  The decrease was driven by lower sales of AirLink gateway products due to heightened competition and the impact on sales of a new product pipeline that had not yet been fully launched into the market. Gross margin percentage decreased in 2015, driven primarily by unfavorable product mix resulting from lower sales of higher margin gateway products and overall lower sales volume.

Cloud and Connectivity Services

				% change
(In thousands of U.S. dollars, except where otherwise stated)	2016	2015	2014	2016 vs 2015	2015 vs 2014
Revenue	$27,604	$21,360	$—	29.2%	—%
Cost of goods sold	16,406	12,439	—	31.9%	—%
Gross margin	$11,198	$8,921	$—	25.5%	—%
Gross margin %	40.6%	41.8%	—%

Non-GAAP (1)
Gross Margin	$11,217	$8,942	$—	25.4%	—%
Gross Margin %	40.6%	41.9%	—%

(1) See section titled "Non-GAAP Financial Measures" for additional details and a reconciliation to the applicable GAAP financial measure.

Fiscal Year 2016 compared to 2015
Revenue increased by $6.2 million, or 29.2%, in 2016, compared to 2015 mainly as a result of the inclusion of a full year of revenue resulting from the acquisitions of Maingate, MobiquiThings and Accel in 2015. Gross margin percentage was slightly lower in 2016 due to the increased revenue impact of Accel's broadband services which have gross margins that are lower than the average gross margin for Cloud and Connectivity Services.

Fiscal Year 2015 compared to 2014
The Cloud and Connectivity Services reportable segment was created following the implementation of a new organizational structure during 2015. The 2015 segment information reflects its operations for the entire year. We have not disclosed 2014 comparative information for this new segment as the operations related to Cloud and Connectivity Services that were formerly included in the Enterprise Solutions segment were not material prior to 2015. The segment comprises revenues derived from our cloud-based platform, our connectivity services and our managed wireless broadband services and includes the acquisitions of Maingate, Accel and MobiquiThings and our existing AirVantage cloud-based platform.

FOURTH QUARTER OVERVIEW

Consolidated Results of Operations:

	Three months ended December 31,
(in thousands of U.S. dollars, except where otherwise stated)	2016		2015
		% of		% of
	$	Revenue	$	Revenue
Revenue	163,021	100.0%	144,846	100.0%
Cost of goods sold	94,225	57.8%	99,783	68.9%
Gross margin	68,796	42.2%	45,063	31.1%
Expenses
Sales and marketing	17,048	10.4%	14,315	9.9%
Research and development	18,047	11.1%	18,539	12.8%
Administration	9,708	6.0%	9,393	6.5%
Restructuring	—	—%	201	0.1%
Acquisition-related and integration	376	0.2%	(616)	(0.4)%
Amortization	4,372	2.7%	3,905	2.7%
	49,551	30.4%	45,737	31.6%
Earnings (loss) from operations	19,245	11.8%	(674)	(0.5)%
Foreign exchange loss	(3,547)		(1,398)
Other income (expense)	2		(16)
Earnings (loss) before income taxes	15,700		(2,088)
Income tax expense (recovery)	(18)		(1,705)
Net earnings (loss)	15,718		(383)

Net earnings (loss) per share - Basic and diluted (in dollars)	0.49		(0.01)

GAAP:

•
In the fourth quarter of 2016, revenue increased by $18.2 million, or 12.5%, compared to the same period of 2015 primarily as a result of higher revenues from our OEM Solutions segment driven by increased demand in the energy, mobile computing and networking markets and from our Enterprise Solutions segment driven by the acquisition of GenX.

•
Gross margin was 42.2% in the fourth quarter of 2016 and included a $14.4 million reduction of cost of goods sold as a result of the Change in Estimate, of which $13.0 million relates to a one-time adjustment in our Accrued Royalties obligations effective October 1, 2016 and $1.4 million relates to a lower royalty accrual amount for products sold during the three months ended December 31, 2016. In addition, gross margin benefited from product cost reductions in our OEM and Enterprise Solutions segments.

•	Earnings from operations increased by $19.9 million in the fourth quarter of 2016 compared to the fourth quarter of 2015 as a result of higher revenue and associated gross margin.

•
Net earnings improved by $16.1 million in the fourth quarter of 2016, compared to the fourth quarter of 2015. Higher operating income in the fourth quarter of 2016 was partially offset by higher foreign exchange losses and lower income tax recoveries.

•
Cash and cash equivalents at the end of the fourth quarter of 2016 were $102.8 million, a decrease of $9.3 million compared to $112.1 million at the end of the third quarter of 2016. The decrease in cash was mainly due to capital expenditures, the repurchase of shares under our Normal Course Issuer Bid ("NCIB") program and the acquisition of Blue Creation.

NON-GAAP(1):

•
Gross margin was 34.3% in the fourth quarter of 2016, compared to 31.2% in the fourth quarter of 2015. The increase in gross margin was primarily attributable to product cost reductions in our OEM Solutions segment and the impact of favorable volume and mix variances in our Enterprise Solutions segment driven by sales of newly introduced cellular gateways. Gross margin in the fourth quarter of 2016 also reflects the impact of a $1.4 million reduction in our royalty accrual for products sold during the quarter as a result of the Change in Estimate.

•	Earnings from operations increased by $8.4 million compared to the fourth quarter of 2015 due to higher revenue and gross margin, partially offset by increased operating expenses .

•
Adjusted EBITDA increased by $9.1 million compared to the fourth quarter of 2015. This increase mainly reflects increased earnings from operations and higher amortization expense in the fourth quarter of 2016.

•	Net earnings increased by $6.3 million, compared to the fourth quarter of 2015 as a result of higher operating profit partially offset by higher income tax expenses.

(1)Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustments. Refer to the section titled "Non-GAAP Financial Measures" for additional details and reconciliations to the applicable GAAP financial measures.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following tables highlight selected financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2016.  The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(In thousands of U.S. dollars, except where otherwise stated)	2016				2015
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$163,021	$153,560	$156,229	$142,797	$144,846	$154,581	$157,965	$150,406
Cost of goods sold	94,225	104,192	103,465	95,982	99,783	105,572	107,018	101,570
Gross margin	68,796	49,368	52,764	46,815	45,063	49,009	50,947	48,836
Gross margin %	42.2%	32.1%	33.8%	32.8%	31.1%	31.7%	32.3%	32.5%
Expenses
Sales and marketing	17,048	15,519	16,046	15,629	14,315	13,856	12,828	13,145
Research and development	18,047	18,015	18,237	18,778	18,539	17,987	18,402	19,092
Administration	9,708	11,435	10,286	9,527	9,393	9,416	11,092	10,420
Restructuring	—	—	—	—	201	39	711	—
Acquisition-related and integration	376	34	59	374	(616)	443	1,015	1,103
Amortization	4,372	4,418	4,725	3,762	3,905	3,066	2,787	2,602
	49,551	49,421	49,353	48,070	45,737	44,807	46,835	46,362
Earnings (loss) from operations	19,245	(53)	3,411	(1,255)	(674)	4,202	4,112	2,474
Foreign exchange gain (loss)	(3,547)	590	(1,071)	2,292	(1,398)	(102)	1,550	(11,893)
Other income (expense)	2	23	32	26	(16)	13	13	105
Earnings (loss) before income taxes	15,700	560	2,372	1,063	(2,088)	4,113	5,675	(9,314)
Income tax expense (recovery)	(18)	2,329	1,654	345	(1,705)	827	1,599	339
Net earnings (loss)	$15,718	$(1,769)	$718	$718	$(383)	$3,286	$4,076	$(9,653)
Earnings (loss) per share - GAAP in dollars
Basic	$0.49	$(0.06)	$0.02	$0.02	$(0.01)	$0.10	$0.13	$(0.30)
Diluted	$0.49	$(0.06)	$0.02	$0.02	$(0.01)	$0.10	$0.12	$(0.30)
Weighted average number of shares (in thousands)
Basic	31,962	32,043	31,966	32,156	32,282	32,231	32,166	31,983
Diluted	32,367	32,043	32,430	32,500	32,282	32,823	32,915	31,983

Our quarterly results may fluctuate from quarter-to-quarter, driven by variation in sales volume, product mix and the combination of variable and fixed operating expenses.  The impact of significant items incurred during the first three interim periods of the year ended December 31, 2016 are discussed in more detail and disclosed in our quarterly reports and management’s discussion and analysis.  Certain of the factors that affected our quarterly results in 2016 are listed below.

•
In the first quarter of 2016, net earnings increased $1.1 million, or $0.03 per common share, to $0.7 million, compared to the fourth quarter of 2015. The increase in the net earnings was largely related to a foreign exchange gain in Q1, 2016 compared to Q4, 2015 partially offset by lower operating earnings and higher income tax expenses.

•
In the second quarter of 2016, net earnings were comparable to the first quarter of 2016. The second quarter higher revenue and associated gross margin was offset by higher operating expenses, foreign exchange losses and higher income tax expenses compared to the first quarter.

•
In the third quarter of 2016, net earnings decreased by $2.5 million, or $0.08 per common share, compared to $0.7 million, in the second quarter of 2016, driven by a combination of lower revenue and gross margin, and higher income tax expenses partially offset by foreign exchange gains.

•
In the fourth quarter of 2016, net earnings increased by $17.5 million, or $0.54 per common share, to $15.7 million, compared to the third quarter of 2016, primarily due to higher revenue and gross margin partially offset by higher foreign exchange loss.

LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information:

(in thousands of U.S. dollars)	2016	2015	2014
Cash flows provided before changes in non-cash working capital:	$32,853	$29,089	$27,380
Changes in non-cash working capital
Accounts receivable	(26,475)	(8,437)	(5,180)
Inventories	(5,785)	(16,262)	(8,949)
Prepaids and other	6,970	(5,748)	25,421
Accounts payable and accrued liabilities (2)	38,601	18,612	11,914
Deferred revenue and credits	1,203	(451)	(510)
	14,514	(12,286)	22,696
Cash flows provided by (used in):
Operating activities	$47,367	$16,803	$50,076

Investing activities	$(26,636)	$(127,969)	$(22,336)
Acquisitions	(8,782)	(112,895)	(23,853)
Net proceeds from sale of AirCard business	—	—	13,800
Capital expenditures and increase in intangible assets	(17,857)	(15,079)	(10,829)
Net change in short-term investments and other assets	—	—	(1,584)

Financing activities (2)	$(13,689)	$(5,317)	$(1,354)
Issue of common shares	2,048	3,837	6,404
Repurchase of common shares for cancellation	(10,203)	—	—
Purchase of treasury shares for RSU distribution	(4,214)	(6,584)	(5,955)

Free Cash Flow (1)	$29,510	$1,724	$39,247

(1) See section titled "Non-GAAP Financial Measures" for additional details and a reconciliation to the applicable GAAP financial measure.
(2) In Q3 2016, we early adopted ASU 2016-09. We elected to apply on a retrospective basis the classification of excess tax benefits from financing activities to operating activities in the Consolidated Statement of Cash Flows.

Operating Activities
Cash provided by operating activities increased by $30.6 million in 2016, primarily due to lower working capital requirements largely driven by lower end-of-life component purchases compared to 2015.

Investing Activities
Cash used for investing activities decreased by $101.3 million in 2016 compared to 2015. Higher cash requirements in 2015 were driven by more business acquisition activity than we had in 2016.

Capital expenditures of $17.9 million in 2016 were utilized primarily for production and tooling equipment, R&D equipment, leasehold improvements, computer equipment and software, while cash used for intangible assets was driven primarily by patent registration costs.

Financing Activities
Cash used for financing activities increased $8.4 million in 2016 compared to 2015, primarily due to repurchase of common shares under our NCIB program.

Free Cash Flow
Our free cash flow in 2016 was $29.5 million compared to $1.7 million in 2015. This increase was a result of higher operating cash flow compared to 2015. See "Non-GAAP Financial Measures".

Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, including inventory and other working capital items, capital expenditures, and other obligations discussed below.  Cash may also be used to finance acquisitions of businesses in line with our long-term strategy. We continue to believe that our cash and cash equivalents of $102.8 million at December 31, 2016 and cash generated from operations will be sufficient to fund our expected working capital requirements for at least the next twelve months. Our capital expenditures during the first quarter of 2017 are expected to be primarily for factory test equipment, R&D equipment, production and tooling equipment and patents.  However, we cannot be certain that our actual cash requirements will not be greater than we currently expect.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2016.

Payments due by period (In thousands of dollars)	Total	2017	2018	2019	2020	2021	Thereafter
Operating lease obligations	$23,368	$4,209	$4,030	$3,676	$3,474	$3,388	$4,591
Capital lease obligations	668	255	214	146	42	11	—
Purchase obligations (1)	111,853	110,653	1,200	—	—	—	—
Acquisition contingent considerations (2)	1,806	1,439	367	—	—	—	—
Other long-term liabilities	785	122	372	50	15	12	214
Total	$138,480	$116,678	$6,183	$3,872	$3,531	$3,411	$4,805

(1) Purchase obligations represent obligations with certain contract manufacturers to buy a minimum amount of designated products between January 2017 and May 2017.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Acquisition contingent considerations relate to expected payments to be made under the performance-based earnout formulas for the MobiquiThings acquisition and the anticipated consumption of inventory for the GenX acquisition.

Normal Course Issuer Bid
On February 4, 2016, we received approval from the TSX of our Notice of Intention to make a Normal Course Issuer Bid. Pursuant to the NCIB, we may purchase for cancellation up to 3,149,199 of our common shares, or approximately 9.7% of the common shares outstanding as of the date of the announcement. The NCIB commenced on February 9, 2016 and expired on February 8, 2017. As of February 8, 2017, we had purchased 980,089 common shares at an average price of $13.25 per share.

Capital Resources

The source of funds for our future capital expenditures and commitments includes cash, accounts receivables, cash from operations and borrowings under our credit facilities.

	2016				2015
(In thousands of dollars)	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
Cash and cash equivalents	$102,772	$112,054	$98,433	$86,120	$93,936	$88,369	$96,474	$99,555
Unused credit facilities	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000
Total	$112,772	$122,054	$108,433	$96,120	$103,936	$98,369	$106,474	$109,555

Credit Facilities
We have a $10 million revolving term credit facility ("Revolving Facility") with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce. The expiry date on this Revolving Facility has been extended to April 28, 2017. The Revolving Facility is for working capital requirements, is secured by a pledge against all of our assets and is subject to borrowing base limitations. As at December 31, 2016, there were no borrowings under the Revolving Facility.

Letters of Credit
We have access to a revolving standby letter of credit facility of $10 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit for project-related performance guarantees and is guaranteed by Export Development Canada. As at December 31, 2016, letters of credit issued against the revolving standby letter of credit facility was nominal.

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP gross margin, non-GAAP earnings (loss) from operations, non-GAAP net earnings (loss), non-GAAP earnings (loss) per share, adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) and free cash flow.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other nonrecurring costs or recoveries.

Non-GAAP earnings (loss) from operations excludes the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, acquisition-related and integration costs, restructuring costs, impairment and certain other nonrecurring costs or recoveries.

In addition to the above, Non-GAAP net earnings (loss) and non-GAAP earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring costs, impairment, certain other nonrecurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and capital expenditures.

Free cash flow is defined as cash flow from operating activities less capital expenditures and increases in intangibles. We believe that disclosure of free cash flow provides a good measure of our ability to internally generate cash that can be used for investment in the business and is an important indicator of our financial strength and performance. We also believe that certain investors and analysts use free cash flow to assess our business.

We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another.  Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.  We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure. We therefore believe that despite these limitations, it is appropriate to supplement the U.S. GAAP measures with certain non-GAAP measures defined in this section of our MD&A.

The following table provides a reconciliation of the non-GAAP financial measures to our most directly comparable U.S. GAAP results for years ended December 31:

(In thousands of U.S. dollars, except where otherwise stated)	2016	2015	2014

Gross margin - GAAP	$217,743	$193,855	$178,979
Stock-based compensation and related social taxes	420	647	555
Other nonrecurring costs (recoveries)	$(13,045)	$—	$—
Gross margin - Non-GAAP	$205,118	$194,502	$179,534

Earnings (loss) from operations - GAAP	$21,348	$10,114	$(6,594)
Stock-based compensation and related social taxes	7,596	9,685	10,464
Acquisition-related and integration	843	1,945	2,670
Restructuring	—	951	1,598
Impairment	—	—	3,756
Other nonrecurring costs (recoveries)	(11,762)	—	—
Acquisition-related amortization	12,102	9,666	10,900
Earnings from operations - Non-GAAP	$30,127	$32,361	$22,794

Net earnings (loss)- GAAP	$15,385	$(2,674)	$(16,853)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration and other nonrecurring costs (recoveries)	(3,323)	12,581	18,488
Amortization	25,894	20,216	23,517
Interest and other, net	(83)	(115)	(854)
Unrealized foreign exchange loss (gain)	1,736	11,843	12,390
Income tax expense (recovery)	4,310	1,060	(1,277)
Adjusted EBITDA	$43,919	$42,911	$35,411
Amortization (exclude acquisition-related amortization)	(13,792)	(10,550)	(12,617)
Interest and other, net	83	115	854
Income tax expense - Non-GAAP	(8,241)	(6,702)	(3,800)
Net earnings - Non-GAAP	$21,969	$25,774	$19,848

Net earnings (loss) - GAAP	$15,385	$(2,674)	$(16,853)
Net earnings (loss) - Non-GAAP	43,919	25,774	19,848

Diluted earnings (loss) per share
GAAP - (in dollars)	$0.48	$(0.08)	$(0.53)
Non-GAAP - (in dollars)	$0.68	$0.80	$0.63

The following table provides a quarterly reconciliation of the non-GAAP financial measures to our most directly comparable U.S. GAAP results:

	2016				2015
(In thousands of U.S. dollars, except where otherwise stated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross margin - GAAP	$68,796	$49,368	$52,764	$46,815	$45,063	$49,009	$50,947	$48,836
Stock-based compensation and related social taxes	99	108	107	106	106	146	147	248
Other nonrecurring costs (recoveries)	(13,045)	—	—	—	—	—	—	—
Gross margin - Non-GAAP	$55,850	$49,476	$52,871	$46,921	$45,169	$49,155	$51,094	$49,084

Earnings (loss) from operations - GAAP	$19,245	$(53)	$3,411	$(1,255)	$(674)	$4,202	$4,112	$2,474
Stock-based compensation and related social taxes	1,845	1,856	1,902	1,993	1,670	2,557	2,858	2,600
Acquisition-related and integration	376	34	59	374	(616)	443	1,015	1,103
Restructuring	—	—	—	—	201	39	711	—
Other nonrecurring costs (recoveries)	(13,045)	1,283	—	—	—	—	—	—
Acquisition-related amortization	3,308	3,206	3,058	2,530	2,734	2,234	2,029	2,669
Earnings (loss) from operations - Non-GAAP	$11,729	$6,326	$8,430	$3,642	$3,315	$9,475	$10,725	$8,846

Net earnings (loss) - GAAP	$15,718	$(1,769)	$718	$718	$(383)	$3,286	$4,076	$(9,653)
Stock-based compensation and related social taxes, restructuring, acquisition-related, integration and other nonrecurring costs (recoveries)	(10,824)	3,173	1,961	2,367	1,255	3,039	4,584	3,703
Amortization	7,043	6,577	6,706	5,568	5,764	4,869	4,452	5,131
Interest and other, net	(2)	(23)	(32)	(26)	16	(13)	(13)	(105)
Foreign exchange loss (gain)	3,547	(590)	1,071	(2,292)	1,398	102	(1,550)	11,893
Income tax expense (recovery)	(18)	2,329	1,654	345	(1,705)	827	1,599	339
Adjusted EBITDA	$15,464	$9,697	$12,078	$6,680	$6,345	$12,110	$13,148	$11,308
Amortization (exclude acquisition-related amortization)	(3,735)	(3,371)	(3,648)	(3,038)	(3,030)	(2,635)	(2,423)	(2,462)
Interest and other, net	2	23	32	26	(16)	13	13	105
Income tax expense - Non-GAAP	(2,900)	(2,208)	(2,086)	(1,047)	(763)	(2,069)	(2,101)	(1,769)
Net earnings - Non-GAAP	$8,831	$4,141	$6,376	$2,621	$2,536	$7,419	$8,637	$7,182

Diluted earnings (loss) per share
GAAP - (in dollars)	$0.49	$(0.06)	$0.02	$0.02	$(0.01)	$0.10	$0.12	$(0.30)
Non-GAAP - (in dollars)	$0.27	$0.13	$0.20	$0.08	$0.08	$0.23	$0.26	$0.22

The following table provides a reconciliation of segmented gross margin:

(In thousands of U.S. dollars)	2016	2015	2014

OEM Solutions:
Gross margin - GAAP	$166,596	$151,807	$140,518
Stock-based compensation and related social taxes	352	561	483
Other nonrecurring costs (recoveries)	(11,960)	—	—
Gross margin - Non-GAAP	$154,988	$152,368	$141,001

Enterprise Solutions:
Gross margin - GAAP	$39,949	$33,127	$38,461
Stock-based compensation and related social taxes	49	65	72
Other nonrecurring costs (recoveries)	(1,085)	—	—
Gross margin - Non-GAAP	$38,913	$33,192	$38,533

Cloud and Connectivity Services:
Gross margin - GAAP	$11,198	$8,921	$—
Stock-based compensation and related social taxes	19	21	—
Other nonrecurring costs (recoveries)	—	—	—
Gross margin - Non-GAAP	$11,217	$8,942	$—

The following table provides a reconciliation of free cash flow:

(In thousands of U.S. dollars)	2016	2015	2014
Cash flows from operating activities	$47,367	$16,803	$50,076
Capital expenditures and increase in intangible assets	(17,857)	(15,079)	(10,829)
Free Cash Flow	$29,510	$1,724	$39,247

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements during the years ended December 31, 2016 and 2015.

TRANSACTIONS BETWEEN RELATED PARTIES

We did not undertake any transactions with related parties during the years ended December 31, 2016 and 2015.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities.  Note 2, Summary of significant accounting policies, in the December 31, 2016 consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements.  While all of the significant accounting policies are important to the annual consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment.

On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, useful lives of long-lived assets, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances.  By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results could differ materially from our estimates.

The following critical accounting policies require management’s most difficult, subjective and complex judgments, and are subject to measurement uncertainty.

Business combinations

We account for our business combinations using the acquisition method.  Under this method, estimates we make to determine the fair values of acquired assets and liabilities assumed include judgments in our determinations of acquired intangible assets and assessment of the fair value of existing property and equipment.  Assumed liabilities can include litigation and other contingency reserves existing at the time of the acquisition.  Goodwill is recognized as of the acquisition date as the excess of the fair value of consideration transferred over the estimated fair values of net identifiable assets acquired and liabilities assumed at their acquisition date.  Acquisition related expenses are separately recognized from business combination and are expensed as incurred.

When establishing fair values, we make significant estimates and assumptions, especially with respect to intangible assets.  Intangible assets acquired and recorded by us may include patents, intellectual property, customer relationships, brand, backlog and in-process research and development.  Estimates include but are not limited to the forecasting of future cash flows and discount rates.  From time to time, we may engage third-party firms to assist us in determining the fair value of assets and liabilities assumed.  Our estimates of fair values are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.  As a result, actual results may differ from estimates impacting our earnings.

Revenue recognition

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as persuasive evidence of an arrangement exists, delivery has occurred, price is fixed or determinable, and collection is reasonably assured. Customers include resellers and distributors, OEMs, mobile network operators, other enterprises and public sector entities. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.  A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on sales to resellers based on the sell-in model. Where certain products are subject to contract provisions allowing various rights of return and stock rotation, a portion of the revenues may be deferred based on historical return rates. Where certain resellers are subject to provisions allowing for a future discount based on the final sales channel under which the products have been reported as sold by the resellers, a reduction of revenue is recorded upon invoicing for the expected discounts to be earned.  Such rates are based on historical trends. Adjustments to the expected discounts are booked to revenues as the expected rates fluctuate or upon issuance of the final discount.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.  Revenue from licensed software is recognized at the inception of the license term.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue and amortized into income over the applicable earning period.

Revenue from activation or set up fees charged in advance of contracted monthly recurring revenue is deferred and recognized over the estimated customer life on a straight line basis. Revenue from cloud and connectivity subscription services are billed monthly and recognized when earned.

Funding from certain research and development agreements is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Government research and development arrangements are recognized as a reduction of the related expense when the criteria stipulated under the terms of the agreements have been met and when there is reasonable assurance the funding will be received.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining whether collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, insured amounts, if any, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

As at December 31, 2016, accounts receivable comprised 24.9% of total assets.  Included in this balance was a provision of $2.5 million for doubtful accounts, or 1.7% of accounts receivable compared to $2.1 million for doubtful accounts, or 1.8% of accounts receivable as at December 31, 2015.  We believe our allowance for doubtful accounts as at December 31, 2016 is adequate to provide for probable losses existing in accounts receivable.

Inventory

We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory write-down and/or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further write-down the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

Goodwill and intangible assets

Goodwill and intangible assets are assessed for impairment on an annual basis and between annual tests whenever circumstances indicate that the carrying value of the goodwill and intangible assets might be impaired. We performed our annual test on October 1, 2016. Circumstances may include an adverse change in business climate or a more likely than not expectation that a reporting unit will be sold or disposed. On at least a quarterly basis, we assess whether such circumstances exist. An evaluation of recoverability of goodwill requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the estimated fair value of each reporting unit. Significant judgments that are required on our part to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates, consideration of appropriate control premium, market conditions, and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and may result in impairment charges in future periods.

At December 31, 2016, our goodwill balance was $154.1 million.  We determined that there was no impairment as the fair values of each of our reporting units exceeded their respective carrying values as at October 1, 2016.  Our analysis took into consideration an income valuation approach using the expected discounted cash flows for each reporting unit. The principal factors used in the discounted cash flow analysis were the projected results of operations, the discount rate based on our estimated weighted average cost of capital, and terminal value assumptions for each reporting unit.  The discounted cash flow model used was based on our business plan, as approved by our Board of Directors.  For years subsequent to those contained in our business plan, we analyzed third party forecasts and other macro-economic indicators that impact our reporting units to provide a reasonable estimate of revenue growth in future periods.  Our gross margins and operating expense estimates were consistent with those generated in recent historical periods.  We also developed assumptions for the amount of working capital and capital expenditures needed to support each reporting unit.

In addition to the income valuation approach noted above, we also considered our current market capitalization, which was approximately $500.2 million at December 31, 2016 and exceeds our book value of $361.6 million.

Income taxes

We recognize and measure each tax position related to income tax positions taken or expected to be taken in a tax return.  We have reviewed our tax positions to determine which should be recognized and measured according to the more likely than not threshold requirement.  The tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.  If the realization of a tax position is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income from operations, tax planning strategies and transactions in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income (loss).

We do not provide for taxes on foreign earnings as it is our intention to indefinitely reinvest undistributed earnings of our foreign subsidiaries.  It is not practical to estimate the income tax liability that might be incurred if there is a change in management’s intention in the event that a remittance of such earnings occurs in the future.

The ultimate amount of future income taxes and income tax provision could be materially different from those recorded, as it is influenced by our future operating results and our tax interpretations.

Amortization

Amortization of property and equipment and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of property and equipment and intangible assets.

Warranty costs

We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience, product quality and management’s estimates.  If there is a change in these factors, we adjust our accrual accordingly.

Royalty obligations

Under certain license agreements we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities and other long-term liabilities.  When the agreements are finalized, the estimates are revised accordingly.

Early in the fourth quarter of 2016, we reviewed the cumulative recent developments in the IP licensing landscape and concluded that these should be reflected in the estimate of our royalty obligations.  As a result of this Change in Estimate, we reduced our Accrued Royalties obligation by $13.0 million effective October 1, 2016 and recorded a one-time recovery in our cost of goods sold.  The Change in Estimate will also result in a reduction of our royalty accrual for future products sold. As a result, during the three months ended December 31, 2016, this Change in Estimate had a favorable impact of $1.4 million on cost of goods sold, related to products sold during the quarter.  For the year ended December 31, 2016, this Change in Estimate increased our net earnings by $14.4 million and each of basic and diluted net earnings per share by $0.45.

Contingencies

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether an amount of a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to the particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to our activities is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigation, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made.  Losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

Stock-based compensation

We recognize stock-based compensation expense for all stock-based compensation awards based on the fair value at grant date. We recognize stock-based compensation expense on a straight-line basis over the requisite service period of the award and account for forfeitures as they occur.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Fair value measurement

We measure our short-term investments at fair value, defined as the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining fair value measurements, we consider the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is both available and significant to the fair value measurement.  Three levels of inputs may be used to measure fair value as detailed below.

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.

•
Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 - Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The determination of fair value requires judgments, assumptions and estimates and may change over time.

OUTSTANDING SHARE DATA

As of March 9, 2017, we had 32,146,900 common shares issued and outstanding, stock options exercisable into 1,565,034 common shares at a weighted average exercise price of $19.58 and 516,518 restricted treasury share units outstanding.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. This update affects several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The standard is effective for interim and annual periods beginning after December 15, 2016. Early application is permitted. In the third quarter of 2016, we early adopted ASU 2016-09 which requires us to reflect any adjustments as of January 1, 2016. The primary impact of ASU 2016-09 is the requirement to recognize all excess tax benefits and deficiencies on share-based payments in income tax expense. Upon the adoption of this requirement on a modified-retrospective basis, the previously unrecognized excess tax benefits on share-based compensation of $1.1 million was recorded as a cumulative-effect adjustment to retained earnings. The deferred tax asset that was recognized as a result of the update was fully offset by a valuation allowance.

ASU 2016-09 allows an entity-wide election to estimate the number of awards that are expected to vest or account for forfeitures when they occur. We elected to make an entity-wide election to account for forfeitures in compensation cost when they occur. The application of this election did not have a material impact on our financial statements.
We elected to apply on a retrospective basis, the classification of excess tax benefits from financing to operating activities within the statements of cash flow.
The retrospective classification of employee taxes paid when shares are withheld for tax-withholding purposes to financing activities within the statements of cash flow did not have an impact as such cash flows were previously presented in financing activities.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. The update simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax assets and liabilities into current and non-current amounts in the consolidated balance sheets. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. We have early adopted this standard in the first quarter of 2016 on a retrospective basis. As a result of the adoption, we reclassified $4.7 million current deferred income tax assets to non-current deferred income tax assets on the balance sheet at December 31, 2015. Our adoption of the standard had no impact on our statements of operations and comprehensive earnings (loss) or statements of cash flows.
In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory. The update provides that an entity should measure inventory within the scope of the standard at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The standard is effective for interim and annual periods ending after December 15, 2016 and applied prospectively. Early application is permitted. We early adopted this standard in the first quarter of 2016 and there was no material impact to our financial statements and business.
In April 2015, the FASB issued ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. The update provides accounting guidance for customers with cloud computing arrangements. The standard is effective for interim and annual periods ending after December 15, 2015. We adopted this standard as of January 1, 2016 on a prospective basis and there was no material impact to our financial statements and business.
In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The update provides guidance about management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. We early adopted this standard in the first quarter of 2016 and there was no impact to our disclosures.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2017. Early application is permitted in fiscal years beginning after

December 15, 2016. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time. We do not intend to adopt the new standard early. We are continuing to evaluate the impact of this standard on our financial statements and business as well as in the process of determining the adoption method.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update is to improve transparency and comparability among organizations by requiring lessees to recognize right-of-use assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements. The standard is effective for fiscal years beginning after December 15, 2018. Early application is permitted. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. This update will replace the incurred loss impairment methodology for credit losses on financial instruments with a methodology that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The update addresses eight specific cash flow issues with the objective of reducing diversity in practice. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal periods. Early application is permitted. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update is to improve transparency and comparability among organizations by requiring lessees to recognize right-of-use assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements. The standard is effective for fiscal years beginning after December 15, 2018. Early application is permitted. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

DISCLOSURE CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures for the Company.  Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within time periods specified in applicable securities regulations, and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

We conducted an evaluation of the effectiveness of our disclosure controls and procedures, which was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, as of December 31, 2016.  Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2016 to ensure that information required to be disclosed by us in the reports we file or submit under applicable securities laws and regulations is recorded, processed, summarized, and reported within the time periods specified thereby.
We do not expect that our disclosure controls and procedures will prevent all errors and all fraud. Control procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedures are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. We considered these limitations during the development of our disclosure controls and procedures and will periodically re-evaluate them to ensure they provide reasonable assurance that such controls and procedures are effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934 and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2016, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

Ernst & Young LLP ("EY"), an independent registered public accounting firm, who audited and reported on our consolidated financial statements as at and for the year ended December 31, 2016, has issued an attestation report on our internal control over financial reporting as of December 31, 2016.  Their attestation report is included with our consolidated financial statements.

There were no changes in our internal control over financial reporting during the year ended December 31, 2016 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.   The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS

In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our US subsidiary.  The lawsuit makes certain allegations concerning data transmission error checking technology, specifically referencing one of our EM Series modules.  The lawsuit is in the initial pleadings stage.
In December 2016, a patent holding company, Magnacross LLC, filed a patent infringement lawsuit in the United States District Court of the Eastern District of Texas asserting patent infringement by our US subsidiary. The lawsuit makes certain allegations concerning our AirLink wireless routers. The lawsuit is in the initial pleading stage.
In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. The lawsuit was dismissed with prejudice in April 2016. In August 2014, M2M filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M, which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M. The lawsuit has been administratively closed pending the result of several Inter Partes Review proceedings filed by us and the other defendants with the United States Patent and Trial Appeal Board ("PTAB") in August and October of 2015, as well as April 2016. The PTAB has instituted proceedings in respect of our filing and we have joined in another instituted proceeding brought by a defendant in a related case. In March 2017, the PTAB issued its decisions in both proceedings, invalidating all independent claims and several dependent claims in the single patent-in-suit. M2M has 60 days in which to appeal these decisions.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:

In June 2015, Adaptix filed amended complaints in the Eastern District of Texas against two carriers asserting patent infringement against them in relation to certain cellular communication devices sold by the carriers for use on their 4G LTE wireless networks, which include certain products which may utilize modules sold to the original equipment manufacturer by us and certain AirCard products sold to the carriers by us prior to the transfer of the AirCard business to Netgear. The two cases have been dismissed with prejudice in July 2016.
In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and amended complaints were filed in October 2013. In Q2 2016, the plaintiff stipulated that it was no longer accusing our products in the two cases in which we were intervening in defense of our products, and our intervention was subsequently terminated.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

RISKS AND UNCERTAINTIES

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Additional risks and uncertainties, not presently known to us, may become material in the future or those risks that we currently believe to be immaterial may become material in the future.  If any of the following risks actually occur, alone or in combination, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.

Competition from new or established IoT, cloud services and wireless services companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.
The market for IoT products and services is highly competitive and rapidly evolving. We have experienced and expect to continue to experience intense competition. More established and larger companies with strong brands and greater financial, technical and marketing resources or companies with different business models sell products and services that compete with ours and we expect this competition to intensify. Business combinations or strategic alliances by our competitors could weaken our competitive position. We may also introduce new products or services that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins. In addition, new market entrants or alliances between customers and suppliers could emerge to disrupt the markets in which we operate through disintermediation of our modules business or other means. There can be no assurance that we will be able to compete successfully and withstand competitive pressures.

Acquisitions and divestitures of businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits.
The growth of our Company through the successful acquisition and integration of complementary businesses is an important component of our business strategy and we have completed several acquisitions in recent years, as described above. We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business. Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including, but not limited to, the following:

•
exposure to unknown liabilities or risks of acquired companies, including unknown litigation related to acts or omissions of an acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of the acquired company and deficiencies in internal controls over financial reporting of the acquired company;

•	higher than anticipated acquisition and integration costs and expenses;

•	the difficulty and expense of integrating the operations and personnel of the acquired companies;

•	use of cash to support the operations of an acquired business;

•	increased foreign exchange translation risk depending on the currency denomination of the revenue and expenses of the acquired business;

•	disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management's time and attention from the ongoing business;

•	failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•	the inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•	the potential loss of key employees and customers;

•
decrease in our share price if the market perceives that an acquisition does not fit our strategy, the price paid is excessive in light of other similar transactions or that the terms of the acquisition are not favorable to our earnings growth;

•	litigation and settlement costs if shareholders bring lawsuits triggered by acquisition or divestiture activities;

•	decrease in our share price, if, as a result of our acquisition strategy or growth, we decide to raise additional capital through an offering of securities; and

•	dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances and cultural differences may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.
As business circumstances dictate, we may also decide to divest assets, technologies or businesses. In a divestiture, we may not be successful in identifying or managing the risks commonly encountered, including: higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues. We may not be successful in overcoming these risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses which, if realized, could reduce shareholder value.
In addition, we may be unsuccessful at bringing to conclusion proposed transactions. Negotiations and closing activities of transactions are complex functions subject to numerous unforeseen events that may impede the speed at which a transaction is closed or even prevent a transaction from closing. Failure to conclude transactions in an efficient manner may prevent us from advancing other opportunities or introduce unanticipated transition costs.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.
We sell our products to OEM's, enterprises, distributors, resellers and network operators, and we are occasionally party to sales agreements with customers comprising a significant portion of our revenue. Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with OEMs, enterprises, distributors, resellers and network operators. If certain of our significant customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business loss, our revenues and profitability could decline materially.
In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline materially.
Cyber attacks or other breaches of information technology security could have an adverse impact on our business.

We rely on certain internal processes, infrastructure and information technology systems to efficiently operate our business in a secure manner, including infrastructure and systems operated by third parties. The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate our business. In particular, our cloud and connectivity services depend on very high levels of network reliability and availability in order to provide our customers with the ability to continuously monitor and receive data from their devices.
Cyber attacks or other breaches of network or IT systems security may cause disruptions to our operations including the ability to provide device management and other cloud-based services to our customers. A major security breach could result in the loss of critical data, theft of intellectual property, disclosure of confidential information, customer claims and litigation, reduced revenues due to business interruption, costs associated with remediation of infrastructure and systems, class action and derivative action lawsuits and damage to our reputation. Furthermore, the prevalence and sophistication of these types of threats are increasing and our security measures may not be sufficient to prevent the damage that such threats can inflict on our assets and information. Our insurance may not be adequate to fully reimburse us for these costs and losses.
Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter-to-quarter and could be significantly impacted by a number of factors, including but not limited to the following:

•	price and product competition which may result in lower selling prices for some of our products or lost market share;

•	price and demand pressure on our products from our customers as they experience pressure in their businesses;

•	demand fluctuation based on the success of our customers in selling their products and solutions which incorporate our wireless products and software;

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development and timing of the introduction of our new products including the timing of sales orders, OEM and distributor customer sell through and design win cycles in our embedded wireless module business;

•	transition periods associated with the migration to new technologies;

•	potential commoditization and saturation in certain markets;

•	our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•	product mix of our sales (our products have different gross margins — for example the embedded wireless module product line has lower gross margins than the higher margin rugged mobile product line);

•	possible delays or shortages in component supplies;

•	possible delays in the manufacture or shipment of current or new products;

•	possible product quality or factory yield issues that may increase our cost of goods sold;

•	concentration in our customer base;

•	seasonality in demand;

•	amount of inventory held by our channel partners;

•	possible fluctuations in certain foreign currencies relative to the U.S. dollar that may affect foreign denominated revenue, cost of goods sold and operating expenses;

•	impairment of our goodwill or intangible assets which may result in a significant charge to earnings in the period in which an impairment is determined;

•	achievement of milestones related to our professional services contracts; and

•	operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. Broad market fluctuations or any failure of our operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

We may be unable to attract or retain key personnel which may harm our ability to compete effectively.
Our success depends in large part on the abilities and experience of our executive officers and other key employees. The loss of key employees or deterioration in overall employee morale and engagement as a result of organizational change could have an adverse impact on our growth, operations and profitability.
Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. We do not have fixed-term employment agreements with our key personnel. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.
Continued difficult or uncertain global economic conditions could adversely affect our operating results and financial condition.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties that impact the wireless communications industry in those economies. Economic uncertainty may cause an increased level of commercial and consumer delinquencies, lack of consumer confidence resulting in delayed purchases or reduced volumes by our customers, credit tightening by lenders, increased market volatility and widespread reduction of business activity generally. To the extent that we experience further economic uncertainty, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected orders for our products or services, or suffer from business failure, resulting in a material adverse impact to our revenues, profitability, cash flow and bad debt expense.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve. As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties result in it being difficult for us to estimate future revenue and expenses.
We may be found to infringe on the intellectual property rights of others.
The industry has many participants that own, or claim to own, proprietary intellectual property. We license technology, intellectual property and software from third parties for use in our products and may be required to license additional technology, intellectual property and software in the future. In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.

In the past we have received, and in the future we are likely to continue to receive, assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights. We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties. Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified. This potential liability, if realized, could materially adversely affect our operating results and financial condition.

Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation. In the last few years, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services. These entities aggressively pursue patent litigation, resulting in increased litigation costs for us. We expect that this recent development will continue for the foreseeable future. Infringement of intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may choose to pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•	we may be found to be liable for potentially substantial damages, liabilities and litigation costs, including attorneys' fees;

•	we may be prohibited from further use of intellectual property as a result of an injunction and may be required to cease selling our products that are subject to the claim;

•
we may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms; in addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•
we may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales; in addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•	management attention and resources may be diverted;

•	our relationships with customers may be adversely affected; and

•	we may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In addition to potentially being found to be liable for substantial damages in the event of an unfavorable outcome in such a claim and our inability to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, our business, operating results and financial condition may be materially adversely affected and we may have to cease the sale of certain products and restructure our business.
Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position. Our strategies to deter misappropriation could be inadequate due to the following risks:

•	non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•	undetected misappropriation of our intellectual property;

•	the substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•	development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and management resources could be diverted in order to defend our rights, which could disrupt our operations.

Failures or interruption of our products or services due to design flaws and errors, component quality issues, manufacturing defects, technological malfunctions or deficiencies, cyber attack or other quality issues may result in unanticipated costs or otherwise harm our business.

Our products are comprised of hardware and software that is technologically complex and we are reliant on third parties to provide important components for our products and support for our cloud and connectivity services. It is possible that our products may contain undetected errors, defects or vulnerabilities to hacking attempts, especially when introduced or when new versions are released. As a result, our products may be rejected by our customers leading to loss of business, loss of revenue, additional development and customer service costs, unanticipated warranty claims, payment of monetary damages under contractual provisions and damage to our reputation.

In addition, our cloud and connectivity services, including information systems and telecommunications infrastructure, could be disrupted by technological failures or cyber-attacks which could result in the inability of our customers to receive our services for an indeterminate period of time. Any disruption to our services, such as failure of our network operations centers to function as required, or extended periods of reduced levels of service could cause us to lose customers or revenue, result in delays or cancellations of future implementations of our products and services, result in failure to attract customers, require customer service or repair work that would involve substantial costs, result in loss of customer data, result in litigation, payment of monetary damages under contractual provisions and distract management from operating our business.
We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products or services in a timely manner which meet the needs of our customers.
The wireless communications industry is subject to rapid technological change, including evolving industry standards, frequent new product inventions, constant improvements in performance characteristics and short product life cycles. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors including, but not limited to, the following:

•	our ability to design and manufacture products or implement solutions and services at an acceptable cost and quality;

•	our ability to attract and retain skilled technical employees;

•	the availability of critical components from third parties;

•	our ability to successfully complete the development of products in a timely manner; and

•	the ability of third parties to complete and deliver on outsourced product development engagements.

A failure by us, or our suppliers, in any of these areas or a failure of new products or services to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we may be unable to recover our research and development expenses.
We develop products to meet our customers' requirements. OEM customers award design wins for the integration of wide area embedded wireless modules on a platform by platform basis. Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers' needs, we may not win their future business and our revenue and profitability may decrease.
In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.
We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand, the delivery of our products to our customers may be interrupted.

From time to time, certain components used in our products have been, and may continue to be, in short supply. Such shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business. In addition, our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component. Our single source suppliers may experience damage or interruption in their operations due to unforeseen events, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition. If there is a shortage of any such components and we cannot obtain an appropriate substitute from an alternate supplier of components, we may not be able to deliver sufficient quantities of our products to our customers. If such shortages occur, we may lose business or customers and our operating results and financial condition may be materially adversely affected.
We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacturing of our products to several contract manufacturers and depend on these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. Third party manufacturers, or other third parties to which such third party manufacturers in turn outsource our manufacturing requirements, may not be able to satisfy our manufacturing requirements on a timely basis, including by failing to meet scheduled production and delivery deadlines or to meet our product quality requirements or the product quality requirements of our customers. Insufficient supply or an interruption or stoppage of supply from such third party manufacturers or our inability to obtain additional or substitute manufacturers when and if needed, and on a cost-effective basis, could have a material adverse effect on our business, results of operations and financial condition. Our reliance on third party manufacturers subjects us to a number of risks, including but not limited to the following:

•	potential business interruption due to unexpected events such as natural disasters, labor unrest or geopolitical events;

•	the absence of guaranteed or adequate manufacturing capacity;

•
potential violations of laws and regulations by our manufacturers that may subject us to additional costs for duties, monetary penalties, seizure and loss of our products or loss of our import privileges, and damage to our reputation;

•	reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•	the inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•	unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers. In this situation, we consider our customers' good faith, non-binding forecasts of demand for our products. As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and to purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers' requirements. If we are unable to successfully manage our inventory levels and respond to our customers' purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.
We have been subject to certain class action lawsuits, and may in the future be subject to class action or derivative action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions, derivative actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and will distract us from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our reputation, operating results, liquidity or financial position. Furthermore, we do not know with certainty if any of this type of litigation and resulting expenses will be fully or even partially covered by our insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

We depend on wireless network carriers to promote and offer acceptable wireless data services.

Our products and our wireless connectivity services can only be used over wireless data networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and networks and appropriate pricing of wireless data services. We also depend on successful strategic relationships with our network carrier partners and our operating results and financial condition could be harmed if they increase the price of their services or experience operational issues with their networks.

Contractual disputes could have a material adverse effect on our business.

Our business is exposed to the risk of contractual disputes with counterparties and as a result we may be involved in complaints, claims and litigation. We cannot predict the outcome of any complaint, claim or litigation. If a dispute cannot be resolved favorably, it may delay or interrupt our operations and may have a material adverse effect on our operating results, liquidity or financial position.

Government regulations could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not receive approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to receive regulatory approvals from countries in which we may desire to sell products in the future. If we fail to comply with the applicable regulatory requirements, we may be subject to regulatory and civil liability, additional costs (including fines), reputational harm, and in severe cases, prevented from selling our products in certain jurisdictions.

We may also incur additional expenses or experience difficulties selling our products associated with complying with the SEC rules and reporting requirements related to conflict minerals. In August 2012, the SEC adopted new disclosure requirements implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 for manufacturers of products containing certain minerals that may originate from the Democratic Republic of Congo and adjoining countries. As a result, since 2013 we have been required to conduct certain country of origin and due diligence procedures in order to meet the SEC reporting requirements. The impact of the regulations may limit the sourcing and availability, or may increase the costs, of some of the metals used in the manufacture of our products. Also, since our supply chain is complex, we may be unable to sufficiently verify the origins for all metals used in our products through our supplier due diligence procedures. As governments change in any of the markets in which we operate, there could be further uncertainties with respect to certain of our regulatory obligations in the near term, including with respect to fiscal and trade-related matters.
The transmission, use and disclosure of user data and personal information could give rise to liabilities or additional costs as a result of laws, governmental regulations and carrier and other customer requirements or differing views of personal privacy rights.
Our products are used to transmit a large volume of data, including personal information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world that is intended to protect the privacy and security of personal information as well as the collection, storage, transmission, use and disclosure of such information.
The interpretation of privacy and data protection laws in a number of jurisdictions is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from country to country. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. In addition, because our products are sold and used worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, even where we have no local entity, employees, or infrastructure.
We could be adversely affected if legislation or regulations are expanded to require changes in our products or business practices, if governmental authorities in the jurisdictions in which we do business interpret or implement their legislation or regulations in ways that negatively affect our business or if end users allege that their personal information was misappropriated as a result of a defect or vulnerability in our products. If we are required to allocate significant resources to modify our products or our existing security procedures for the personal information that our products transmit, our business, results of operations and financial condition may be adversely affected.

We are subject to risks inherent in foreign operations.
Sales outside North America represented approximately 70% of our revenue in 2016 and approximately 69% and 73% of our revenue in fiscal 2015 and 2014, respectively. We maintain offices in a number of foreign jurisdictions. We have limited experience conducting business in some of the jurisdictions outside North America and we may not be aware of all the factors that may affect our business in foreign jurisdictions. We are subject to a number of risks associated with our international business operations that may increase liabilities, costs, lengthen sales cycles and require significant management attention. These risks include:

•	compliance with the laws of the United States, Canada and other countries that apply to our international operations, including import and export legislation, lawful access and privacy laws;

•
compliance with existing and emerging anti-corruption laws, including the Foreign Corrupt Practices Act of the United States, the Corruption of Foreign Public Officials Act of Canada and the UK Bribery Act;

•	increased reliance on third parties to establish and maintain foreign operations;

•	the complexities and expense of administering a business abroad;

•	complications in compliance with, and unexpected changes in, foreign regulatory requirements, including requirements relating to content filtering and requests from law enforcement authorities;

•	trading and investment policies;

•	consumer protection laws that impose additional obligations on us or restrict our ability to provide limited warranty protection;

•	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;

•	foreign currency fluctuations;

•	foreign exchange controls and cash repatriation restrictions;

•	tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	potential adverse tax consequences;

•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;

•	litigation in foreign court systems;

•	cultural and language differences;

•	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and

•	other factors, depending upon the country involved.

There can be no assurance the policies and procedures implemented by us to address or mitigate these risks will be successful, that our personnel will comply with them or that we will not experience these factors in the future or that they will not have a material adverse effect on our business, results of operations and financial condition.

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Sierra Wireless, Inc. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality.  Financial information provided elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in Management’s Annual Report on Internal Control Over Financial Reporting on page 40 of Management’s Discussion and Analysis.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. Ernst & Young LLP has direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by Ernst & Young LLP, Chartered Professional Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States) with respect to the consolidated financial statements for the year ended December 31, 2016. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

Jason W. Cohenour	David G. McLennan
President and	Chief Financial Officer
Chief Executive Officer

March 10, 2017
Vancouver, Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Sierra Wireless, Inc.
We have audited the accompanying consolidated financial statements of Sierra Wireless, Inc., which comprise the consolidated balance sheet as at December 31, 2016, and the consolidated statements of operations and comprehensive earnings (loss), equity and cash flows for the year ended December 31, 2016, and a summary of significant accounting policies and other explanatory information.
Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sierra Wireless, Inc. as at December 31, 2016, and the results of its operations and its cash flows for the year ended December 31, 2016 in accordance with United States generally accepted accounting principles.
Other matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sierra Wireless Inc.'s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 10, 2017, expressed an unqualified opinion on Sierra Wireless Inc.’s internal control over financial reporting.

Vancouver, Canada
March 10, 2017	Chartered Professional Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Sierra Wireless, Inc.
We have audited Sierra Wireless, Inc.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Sierra Wireless, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Sierra Wireless, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Sierra Wireless, Inc. as of December 31, 2016, and the related consolidated statements of operations and comprehensive earnings (loss), equity and cash flows for the year ended December 31, 2016 of Sierra Wireless, Inc. and our report dated March 10, 2017 expressed an unqualified opinion thereon.

Vancouver, Canada
March 10, 2017	Chartered Professional Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Sierra Wireless, Inc.

We have audited the accompanying consolidated balance sheet of Sierra Wireless, Inc. as of December 31, 2015 and the related consolidated statements of operations and comprehensive earnings (loss), equity and cash flows for each of the years in the two-year period ended December 31, 2015. These consolidated financial statements are the responsibility of Sierra Wireless, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sierra Wireless, Inc. as of December 31, 2015, and its consolidated results of operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

Chartered Professional Accountants

February 29, 2016
Vancouver, Canada

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)

	Years ended December 31,
	2016	2015	2014
Revenue	$615,607	$607,798	$548,523
Cost of goods sold (note 20)	397,864	413,943	369,544
Gross margin	217,743	193,855	178,979

Expenses
Sales and marketing	64,242	54,144	50,476
Research and development (note 7)	73,077	74,020	80,937
Administration	40,956	40,321	37,027
Restructuring	—	951	1,598
Acquisition-related and integration	843	1,945	2,670
Impairment (note 8)	—	—	3,756
Amortization	17,277	12,360	9,109
	196,395	183,741	185,573
Earnings (loss) from operations	21,348	10,114	(6,594)
Foreign exchange loss	(1,736)	(11,843)	(12,390)
Other income (note 9)	83	115	854
Earnings (loss) before income taxes	19,695	(1,614)	(18,130)
Income tax expense (recovery) (note 10)	4,310	1,060	(1,277)
Net earnings (loss)	15,385	(2,674)	(16,853)
Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustments, net of taxes of $nil	(6,448)	(2,013)	893
Total comprehensive earnings (loss)	$8,937	$(4,687)	$(15,960)

Net earnings (loss) per share (in dollars) (note 12)
Basic	$0.48	$(0.08)	$(0.53)
Diluted	0.48	(0.08)	(0.53)
Weighted average number of shares outstanding (in thousands) (note 12)
Basic	32,032	32,166	31,512
Diluted	32,335	32,166	31,512
 The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
 CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)

	As at December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$102,772	$93,936
Accounts receivable (note 13)	143,798	116,246
Inventories (note 14)	40,913	32,829
Prepaids and other (note 15)	6,530	14,179
	294,013	257,190
Property and equipment (note 16)	34,180	28,947
Intangible assets (note 17)	74,863	84,250
Goodwill (note 18)	154,114	156,488
Deferred income taxes (note 10)	16,039	14,865
Other assets	5,250	4,592
	$578,459	$546,332
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 19)	$167,500	$128,537
Deferred revenue and credits	5,263	3,479
	172,763	132,016
Long-term obligations (note 20)	32,654	44,353
Deferred income taxes (note 10)	11,458	11,667
	216,875	188,036
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding:
31,859,960 shares (December 31, 2015 — 32,337,201 shares)	342,450	346,453
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 355,471 shares (December 31, 2015 — 240,613 shares)	(5,134)	(4,017)
Additional paid-in capital	24,976	23,998
Retained earnings (deficit)	13,718	(160)
Accumulated other comprehensive loss (note 21)	(14,426)	(7,978)
	361,584	358,296
	$578,459	$546,332

Commitments and contingencies (note 26)
The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Jason W. Cohenour	Paul G. Cataford
Director	Director

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)

	Common Stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2013	31,097,844	$329,628	507,147	$(5,137)	$25,996	$19,367	$(6,858)	$362,996
Stock option exercises (note 11)	686,384	9,236	—	—	(2,832)	—	—	6,404
Stock-based compensation (note 11)	—	—	—	—	9,404	—	—	9,404
Purchase of treasury shares for RSU distribution	—	—	311,333	(5,955)	—	—	—	(5,955)
Distribution of vested RSUs	84,313	776	(475,835)	4,856	(7,035)	—	—	(1,403)
Excess tax benefits from equity awards	—	—	—	—	1,376	—	—	1,376
Net loss	—	—	—	—	—	(16,853)	—	(16,853)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	893	893
Balance as at December 31, 2014	31,868,541	$339,640	342,645	$(6,236)	$26,909	$2,514	$(5,965)	$356,862
Stock option exercises (note 11)	357,136	5,434	—	—	(1,597)	—	—	3,837
Stock-based compensation (note 11)	—	—	—	—	8,942	—	—	8,942
Purchase of treasury shares for RSU distribution	—	—	306,476	(6,584)	—	—	—	(6,584)
Distribution of vested RSUs	111,524	1,379	(408,508)	8,803	(12,526)	—	—	(2,344)
Excess tax benefits from equity awards	—	—	—	—	2,270	—	—	2,270
Net loss	—	—	—	—	—	(2,674)	—	(2,674)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(2,013)	(2,013)
Balance as at December 31, 2015	32,337,201	$346,453	240,613	$(4,017)	$23,998	$(160)	$(7,978)	$358,296
Common share cancellation (note 22)	(809,872)	(8,696)	—	—	—	(1,507)	—	(10,203)
Stock option exercises (note 11)	231,704	2,906	—	—	(858)	—	—	2,048
Stock-based compensation (note 11)	—	—	—	—	7,629	—	—	7,629
Purchase of treasury shares for RSU distribution	—	—	305,629	(4,214)	—	—	—	(4,214)
Distribution of vested RSUs	100,927	1,787	(190,771)	3,097	(5,793)	—	—	(909)
Net earnings	—	—	—	—	—	15,385	—	15,385
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(6,448)	(6,448)
Balance as at December 31, 2016	31,859,960	$342,450	355,471	$(5,134)	$24,976	$13,718	$(14,426)	$361,584
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Years ended December 31,
	2016	2015	2014
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$15,385	$(2,674)	$(16,853)
Items not requiring (providing) cash
Amortization	25,894	20,216	23,517
Stock-based compensation (note 11(a))	7,629	8,942	9,404
Deferred income taxes	(2,707)	(2,841)	771
Fair value adjustment of contingent consideration	(303)	(761)	—
Reduction in accrued royalty obligation (note 20)	(13,045)	—	—
Impairment	—	—	3,756
Other	—	6,207	6,785
Changes in non-cash working capital
Accounts receivable	(26,475)	(8,437)	(5,180)
Inventories	(5,785)	(16,262)	(8,949)
Prepaids and other	6,970	(5,748)	25,421
Accounts payable and accrued liabilities	38,601	18,612	11,914
Deferred revenue and credits	1,203	(451)	(510)
Cash flows provided by operating activities	47,367	16,803	50,076
Investing activities
Additions to property and equipment	(16,957)	(14,003)	(9,078)
Proceeds from sale of property & equipment	3	5	130
Additions to intangible assets	(900)	(1,076)	(1,751)
Proceeds from sale of AirCard Business (note 5(g))	—	—	13,800
Net change in short-term investments	—	—	2,470
Increase in other assets	—	—	(4,054)
Acquisitions, net of cash acquired:
Blue Creation (note 5(a))	(2,882)	—	—
GenX Mobile Inc. (note 5(b))	(5,900)	—	—
MobiquiThings SAS (note 5(c))	—	(14,975)	—
Accel Networks LLC (note 5(d))	—	(9,471)	—
Wireless Maingate AB (note 5(e))	—	(88,449)	—
In Motion Technology (note 5(f))	—	—	(23,853)
Cash flows used in investing activities	(26,636)	(127,969)	(22,336)
Financing activities
Issuance of common shares	2,048	3,837	6,404
Repurchase of common shares for cancellation (note 22)	(10,203)	—	—
Purchase of treasury shares for RSU distribution	(4,214)	(6,584)	(5,955)
Taxes paid related to net settlement of equity awards	(909)	(2,344)	(1,403)
Payment for contingent consideration	(16)	—	—
Decrease in other long-term obligations	(395)	(226)	(400)
Cash flows used in financing activities	(13,689)	(5,317)	(1,354)
Effect of foreign exchange rate changes on cash and cash equivalents	1,794	3,357	3,260
Cash and cash equivalents, increase (decrease) in the year	8,836	(113,126)	29,646
Cash and cash equivalents, beginning of year	93,936	207,062	177,416
Cash and cash equivalents, end of year	$102,772	$93,936	$207,062
 The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

TABLE OF CONTENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

1.    NATURE OF OPERATIONS

Sierra Wireless, Inc., together with its subsidiaries (collectively, "the company, we, our”) was incorporated under the Canada Business Corporations Act on May 31, 1993. Sierra Wireless is building the Internet of Things ("IoT") with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry's most comprehensive portfolio of second generation ("2G"), third generation ("3G") and fourth generation ("4G") cellular embedded wireless modules and gateways, seamlessly integrated with our secure cloud and connectivity services. Original Equipment Manufacturers ("OEMs") and enterprises worldwide trust our innovative cellular solutions to get their connected products and services to market faster. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and data networks around the world. We have sales, engineering, and research and development teams located in offices around the world.

We have the following three segments:

OEM Solutions	- Cellular embedded wireless modules for IoT connectivity, including an embedded application framework to support customer applications

Enterprise Solutions	- Intelligent routers and gateways, including management tools and applications that enable cellular connectivity.

Cloud and Connectivity Services
- Cloud and Connectivity services, including a cloud based platform for deploying and managing IoT applications, Smart SIM supported by our mobile core networks, and managed wireless broadband services to enable worldwide customer IoT deployments (reflects our AirVantage cloud and the acquisitions of Maingate, Accel, and MobiquiThings).

The primary markets for our products are North America, Europe and Asia Pacific.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with U.S. GAAP.

(a)    Basis of consolidation

Our consolidated financial statements include the accounts of the company and its subsidiaries, all of which are wholly-owned, from their respective dates of acquisition of control.  All inter-company transactions and balances have been eliminated on consolidation.

(b)    Use of estimates

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year.  On an ongoing basis, management reviews its estimates, including those related to inventory obsolescence, estimated useful lives of long-lived assets, valuation of intangible assets, goodwill, royalty and warranty accruals, other liabilities, stock-based compensation, allowance for doubtful accounts receivable, income taxes, restructuring costs, contingent consideration and commitments and contingencies, based on currently available information.  Actual amounts could differ from estimates.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(c)    Revenue recognition

Revenue from sales of products and services is recognized upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, as long as persuasive evidence of an arrangement exists, delivery has occurred, price is fixed or determinable, and collection is reasonably assured.

Cash received in advance of the revenue recognition criteria being met is recorded as deferred revenue.

Revenues from contracts with multiple-element arrangements are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from activation or set up fees charged in advance of contracted monthly recurring revenue is deferred and recognized over the estimated customer life on a straight line basis. Revenue from cloud and connectivity subscription services are billed monthly and recognized when earned.

Revenue from licensed software is recognized at the inception of the license term.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue and amortized into income over the applicable earning period.

Funding from certain research and development agreements is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding may be repayable on the occurrence of specified future events. We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

(d)    Research and development costs

Research and development costs are expensed as they are incurred.  Certain software development costs associated with the development of our cloud platform to be sold, leased or marketed are capitalized once technological feasibility is reached.

We follow the cost reduction method of accounting for certain agreements, including government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received.

(e)    Warranty costs

Warranty costs are accrued upon the recognition of related revenue, based on our best estimates, with reference to past and expected future experience.  Warranty obligations are included in accounts payable and accrued liabilities in our consolidated balance sheet.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(f)    Royalty costs

We have intellectual property license agreements which generally require us to make royalty payments based on a combination of fixed fees and percentage of the revenue generated by sales of products incorporating the licensed technology.  We recognize royalty obligations in accordance with the terms of the respective royalty agreements.  Royalty costs are recorded as a component of cost of goods sold in the period when incurred. We also accrue royalty potential obligations based on current best estimates where agreements have not been finalized.

(g)    Market development costs

Market development costs are charged to sales and marketing expense to the extent that the benefit is separable from the revenue transaction and the fair value of that benefit is determinable.  To the extent that such costs either do not provide a separable benefit, or the fair value of the benefit cannot be reliably estimated, such amounts are recorded as a reduction of revenue.

(h)    Income taxes

Income taxes are accounted for using the asset and liability method.  Deferred income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss, capital loss, and tax credits carry-forwards are measured using the enacted tax rates and laws expected to apply when these differences reverse.  Deferred tax benefits, including non-capital loss, capital loss, and tax credits carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that enactment occurs.

We include interest and penalties related to income taxes, including unrecognized tax benefits, in income tax expense (recovery).

Liabilities for uncertain tax positions are recorded based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

We recognize the tax effects related to share-based payments at settlement or expiration in Income tax expense (recovery).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(i)    Stock-based compensation and other stock-based payments

Stock options and restricted share units granted to the company’s key officers, directors and employees are accounted for using the fair value-based method.  Under this method, compensation cost for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model, and is expensed over the award’s vesting period using the straight-line method.  Any consideration paid by plan participants on the exercise of stock options or the purchase of shares is credited to common stock together with any related stock-based compensation expense.  Compensation cost for restricted share units is measured at fair value at the date of grant which is the market price of the underlying security, and is expensed over the award’s vesting period using the straight-line method. In the third quarter of 2016, we early adopted ASU 2016-09 and elected to make an entity-wide election to account for forfeitures in compensation expense when they occur. The application of this election did not have a material impact on our financial statements.

(j)    Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average number of company common shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed using the treasury stock method.  When the effect of options and other securities convertible into common shares is anti-dilutive, including when the company has incurred a loss for the period, basic and diluted earnings (loss) per share are the same.

Under the treasury stock method, the number of dilutive shares, if any, is determined by dividing the average market price of shares for the period into the net proceeds of in-the-money options.

(k)    Translation of foreign currencies

Our functional and reporting currency is the U.S. dollar.

Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period.  Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates.  Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred.  Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

We have foreign subsidiaries that are considered to be self-contained and integrated within their foreign jurisdiction, and accordingly, use the respective local currency as their functional currency.  The assets and liabilities of the foreign subsidiaries, including goodwill and fair value adjustments arising on acquisition, are translated at exchange rates at the balance sheet dates, equity is translated at historical rates, and revenue and expenses are translated at exchange rates prevailing during the period.  The foreign exchange gains and losses arising from the translation are reported as a component of other comprehensive income (loss), as presented in note 21, Accumulated Other Comprehensive Loss.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(l)    Cash and cash equivalents

Cash and cash equivalents include cash and short-term deposits with original maturities of three months or less. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

(m)    Allowance for doubtful accounts receivable

We maintain an allowance for our accounts receivable for estimated losses that may result from our customers’ inability to pay.  We determine the amount of the allowance by analyzing known uncollectible accounts, aged receivables, economic conditions, historical losses, insured amounts, if any, and changes in customer payment cycles and credit-worthiness.  Amounts later determined and specifically identified to be uncollectible are charged against this allowance.

If the financial condition of any of our customers deteriorates resulting in an impairment of their ability to make payments, we may increase our allowance.

(n)    Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost or estimable realizable value, determined on a first-in-first-out basis.  Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions.

We review the components of our inventory and our inventory purchase commitments on a regular basis for excess and obsolete inventory based on estimated future usage and sales.  Write-downs in inventory value or losses on inventory purchase commitments depend on various items, including factors related to customer demand, economic and competitive conditions, technological advances and new product introductions that vary from current expectations.  We believe that the estimates used in calculating the inventory provision are reasonable and properly reflect the risk of excess and obsolete inventory.  If customer demands for our inventory are substantially less than our estimates, additional inventory write-downs may be required.

(o)    Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. We amortize our property and equipment on a straight-line basis over the following estimated economic lives:

Furniture and fixtures	3-5 years
Research and development equipment	3-10 years
Production equipment	2-7 years
Tooling	1.5-3 years
Computer equipment	1-5 years
Software	1-5 years
Office equipment	3-5 years
Network equipment	3-7 years

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Research and development equipment related amortization is included in research and development expense.  Tooling, production and certain network equipment related amortization is included in cost of goods sold.  All other amortization is included in amortization expense.

Leasehold improvements and leased vehicles are amortized on a straight-line basis over the lesser of their expected average service life or term of the lease.

When we sell property and equipment, we net the historical cost less accumulated depreciation and amortization against the sale proceeds and include the difference in Other income.

(p)    Intangible assets

The estimated useful life of intangible assets with definite lives is the period over which the assets are expected to contribute to our future cash flows.  When determining the useful life, we consider the expected use of the asset, useful life of any related intangible asset, any legal, regulatory or contractual provisions that limit the useful life, any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions, the effects of obsolescence, demand, competition and other economic factors,  and the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset.

We amortize our intangible assets on a straight-line basis over the following specific periods:

Patents and trademarks	—	3-5 years
Licenses	—	over the shorter of the term of the license or an estimate of their useful life, ranging from three to ten years
Intellectual property and customer relationships	—	3-13 years
Brand	—	over the estimated life
In-process research and development	—	over the estimated life

In-process research and development (“IPRD”) are intangible assets acquired as part of business combinations.  Prior to their completion, IPRD are intangible assets with indefinite life and they are not amortized but subject to impairment test on an annual basis.

Research and development related amortization is included in research and development expense. All other amortization is included in amortization expense.

(q)    Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value assigned to assets acquired and liabilities assumed in a business combination.

Goodwill has an indefinite life, is not amortized, and is subject to a two-step impairment test on an annual basis. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the implied fair value of the

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

goodwill, the second step measures the amount of the impairment loss.  If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(r)    Impairment of long-lived assets

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Intangible assets with indefinite lives are tested annually for impairment and in interim periods if certain events occur indicating that the carrying value of the intangible assets may be impaired.

(s)    Comprehensive income (loss)

Comprehensive income (loss) includes net earnings (loss) as well as changes in equity from other non-owner sources. The other changes in equity included in comprehensive income (loss) are comprised of foreign currency cumulative translation adjustments.

(t)    Investment tax credits

Investment tax credits are accounted for using the flow-through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.

(u)    Comparative figures

Certain figures presented in the consolidated financial statements have been reclassified to conform to the presentation adopted for the current year.

3.    RECENTLY IMPLEMENTED ACCOUNTING STANDARDS

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. This update affects several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The standard is effective for interim and annual periods beginning after December 15, 2016. Early application is permitted. In the third quarter of 2016, we early adopted ASU 2016-09 which requires us to reflect any adjustments as of January 1, 2016. The primary impact of ASU 2016-09 is the requirement to recognize all excess tax benefits and deficiencies on share-based payments in income tax expense. Upon the adoption of this requirement on a modified-retrospective basis, the previously unrecognized excess tax benefits on share-based compensation of $1.1 million was recorded as a cumulative-effect adjustment to retained earnings. The deferred tax asset that was recognized as a result of the update was fully offset by a valuation allowance.
ASU 2016-09 allows an entity-wide election to estimate the number of awards that are expected to vest or account for forfeitures when they occur. We elected to make an entity-wide election to account for

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

forfeitures in compensation cost when they occur. The application of this election did not have a material impact on our financial statements.
We elected to apply on a retrospective basis, the classification of excess tax benefits from financing to operating activities within the statement of cash flow.
The retrospective classification of employee taxes paid when shares are withheld for tax-withholding purposes to financing activities within the statement of cash flow did not have an impact as such cash flows were previously presented in financing activities.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. The update simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax assets and liabilities into current and non-current amounts in the consolidated balance sheets. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. We have early adopted this standard in the first quarter of 2016 on a retrospective basis. As a result of the adoption, we reclassified $4.7 million current deferred income tax assets to non-current deferred income tax assets on the balance sheet at December 31, 2015. Our adoption of the standard had no impact on our statements of operations and comprehensive earnings (loss) or statements of cash flows.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory. The update provides that an entity should measure inventory within the scope of the standard at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The standard is effective for interim and annual periods ending after December 15, 2016 and applied prospectively. Early application is permitted. We early adopted this standard in the first quarter of 2016 and there was no material impact to our financial statements and business.

In April 2015, the FASB issued ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. The update provides accounting guidance for customers with cloud computing arrangements. The standard is effective for interim and annual periods ending after December 15, 2015. We adopted this standard as of January 1, 2016 on a prospective basis and there was no material impact to our financial statements and business.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The update provides guidance about management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. We early adopted this standard in the first quarter of 2016 and there was no impact to our disclosures.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

4.    CHANGES IN FUTURE ACCOUNTING STANDARDS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2017. Early application is permitted in fiscal years beginning after December 15, 2016. We do not intend to adopt the new standard early. We are continuing to evaluate the impact of this standard on our financial statements and business as well as in the process of determining the adoption method.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update is to improve transparency and comparability among organizations by requiring lessees to recognize right-of-use assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements. The standard is effective for fiscal years beginning after December 15, 2018. Early application is permitted. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. This update will replace the incurred loss impairment methodology for credit losses on financial instruments with a methodology that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The update addresses eight specific cash flow issues with the objective of reducing diversity in practice. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal periods. Early application is permitted. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

5.    ACQUISITIONS AND DISPOSITIONS

(a)    Acquisition of Blue Creation
On November 2, 2016, we completed the acquisition of all of the outstanding shares of the parent company and sole owner of Blue Creation for total cash consideration of $6.4 million ($2.9 million, net of cash acquired), plus a maximum contingent consideration of $0.5 million under a performance-based earn-out formula. Based in the United Kingdom, Blue Creation specializes in Bluetooth, Bluetooth Low Energy, Wi-Fi and other embedded wireless technologies.

We accounted for the transaction using the acquisition method and accordingly, we have recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our preliminary estimates of their respective fair values as at November 2, 2016.

In accordance with ASC 805, Business Combinations, the earnout will be recognized as acquisition-related costs over the earn-out period.

The following table summarizes the preliminary values assigned to the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Cash	3,563
Accounts receivable	237
Other assets	111
Identifiable intangible assets	2,540
Goodwill	920
7,371
Liabilities assumed
Accounts payable and accrued liabilities	392
Deferred income taxes	534
Fair value of net assets acquired	6,445

The preliminary goodwill of $0.9 million resulting from the acquisition consists largely of the expectation that the acquisition will provide us expanded short-range wireless capabilities in Bluetooth and Wi-Fi and will strengthen our strategic position within our OEM Solutions segment. Goodwill is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired:

	Estimated useful life	$
Customer relationships	3.5 years	2,090
Existing technology	4 years	450
		2,540

The amount of revenue and earnings of Blue Creation included in our consolidated statements of operations from the acquisition date, through the year ended December 31, 2016 was $0.2 million and $0.1 million, respectively.  There was also no significant impact on the Company’s revenues and net earnings on a pro forma basis for all periods presented.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(b)    Acquisition of GenX Mobile Inc.
On August 3, 2016, we completed the acquisition of all of the outstanding shares of GenX Mobile Incorporated ("GenX") for total cash consideration of $7.8 million ($5.9 million, net of cash acquired), plus contingent consideration for inventory consumption in excess of $1.0 million, up to a maximum of $1.4 million. GenX is a US-based provider of in-vehicle cellular devices for the fleet management, asset tracking and transportation markets.

At acquisition date, we recognized the fair value of the contingent consideration at $1.4 million based on a probability estimate of consumption of acquisition date inventory within the specified 12 month period of the contingent consideration.

We accounted for the transaction using the acquisition method and accordingly, we have recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective fair values as at August 3, 2016. The excess of the purchase price over the value assigned to the net assets acquired is recorded as goodwill.

Total consideration for the acquisition is as follows:

$
Cash	7,752
Contingent consideration	1,375
9,127

The following table summarizes the values assigned to the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Cash	1,852
Accounts receivable	1,754
Inventory	2,375
Other assets	124
Identifiable intangible assets	3,926
Goodwill	1,782
11,813
Liabilities assumed
Accounts payable and accrued liabilities	1,458
Deferred income taxes	1,228
Fair value of net assets acquired	9,127

The goodwill of $1.8 million resulting from the acquisition consists largely of the expectation that the acquisition will further strengthen our Enterprise Solutions segment. Goodwill is not deductible for tax purposes.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table provides the components of the identifiable intangible assets acquired:

	Estimated useful life	$
Customer relationships	5 years	2,640
Existing technology	4 years	973
In-process research and development		313
		3,926

The amount of revenue of GenX included in our consolidated statements of operations from the acquisition date, through the year ended December 31, 2016, was $7.0 million. The amount of net earnings of GenX included in our consolidated statements of operations for the aforementioned period was $0.1 million. There was also no significant impact on the Company’s revenues and net earnings on a pro forma basis for all periods presented.

(c)     Acquisition of MobiquiThings SAS

On September 2, 2015, we acquired all of the shares of MobiquiThings SAS ("MobiquiThings") for cash consideration of €13.5 million ($15.2 million), plus a maximum contingent consideration of €12 million under a performance-based earnout formula. MobiquiThings is a France-based mobile virtual network operator dedicated exclusively to the Machine-to-Machine and Telematics marketplace.

At acquisition date, we recognized the contingent consideration at fair value based on a weighted probability estimate of achievement of the earnout within the specified periods of the contingent consideration. In accordance with ASC 805, Business Combinations, $0.5 million was recognized as purchase price consideration and the remaining balance will be expensed to acquisition-related costs over the earnout period. The change in fair value at each reporting period will be recognized in earnings.

Total consideration for the acquisition is as follows:

	€	$
Cash	13,506	15,216
Contingent consideration	470	529
	13,976	15,745

We accounted for the transaction using the acquisition method and accordingly, we have recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective fair values as at September 2, 2015. The excess of the purchase price over the value assigned to the net assets acquired is recorded as goodwill.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table summarizes the values assigned to the assets acquired and liabilities assumed at the acquisition date:

	€	$
Assets acquired
Cash	214	241
Accounts receivable	1,026	1,156
Prepaids and other assets	107	120
Property and equipment	1,041	1,173
Identifiable intangible assets	5,071	5,713
Goodwill	9,922	11,179
	17,381	19,582
Liabilities assumed
Accounts payable and accrued liabilities	1,715	1,932
Deferred income tax	1,690	1,905
Fair value of net assets acquired	13,976	15,745

The goodwill of $11.2 million resulting from the acquisition consists largely of the expectation that the acquisition will further solidify our device-to-cloud strategy. Goodwill will be assigned to the Cloud and Connectivity Services segment and is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	€	$
Customer relationships	11 years	3,379	3,807
Existing technology	4.5 years	1,692	1,906
		5,071	5,713

The acquisition had no significant impact on revenues and net earnings for the year ended December 31, 2015. There was also no significant impact on the Company's revenues and net income on a pro forma basis for all periods presented.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(d)     Acquisition of Accel Networks LLC

On June 18, 2015, we acquired substantially all of the assets of Accel Networks LLC ("Accel") for cash consideration of $9.5 million, plus a maximum contingent consideration of $1.5 million under a performance-based earnout formula. Accel is a leader in managed cellular broadband technology and connectivity services in North America.

At acquisition date, we recognized the fair value of the contingent consideration at $0.8 million based on a weighted probability estimate of achievement of the earnout within the specified 12 month period of the contingent consideration. At December 31, 2015, management determined that the achievement of the earnout will not be attained and recorded the reversal of the fair value of the contingent consideration in acquisition-related costs.

We accounted for the transaction using the acquisition method and accordingly, we have recorded the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at June 18, 2015. The excess of the purchase price over the final value assigned to the net assets acquired is recorded as goodwill.

Total consideration for the acquisition is as follows:

$
Cash	9,471
Contingent consideration	753
10,224

The following table summarizes the final values assigned to the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Accounts receivable	551
Prepaid and other assets	59
Inventory	133
Property and equipment	1,388
Identifiable intangible assets	5,499
Goodwill	3,706
11,336
Liabilities assumed
Accounts payable and accrued liabilities	1,034
Deferred revenue	78
Fair value of net assets acquired	10,224

The goodwill of $3.7 million resulting from the acquisition consists largely of the expectation that the acquisition will strengthen our Cloud and Connectivity Services segment.  Goodwill has been assigned to the Cloud and Connectivity Services segment and is deductible for tax purposes.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Brand	20 years	1,169
Customer relationships	10 years	2,352
Existing technology	5 years	1,978
		5,499

The acquisition had no significant impact on revenues and net earnings for the year ended December 31, 2015. There was also no significant impact on the Company's revenues and net income on a pro forma basis for all periods presented.

(e)     Acquisition of Wireless Maingate AB

On January 16, 2015, we acquired all of the shares of Wireless Maingate AB ("Maingate") for cash consideration of $91.6 million ($88.4 million, net of cash acquired). Maingate is a Sweden-based provider of M2M connectivity and data management services.

We accounted for the transaction using the acquisition method and accordingly, recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective fair values as at January 16, 2015. The excess of the purchase price over the final value assigned to the net assets acquired is recorded as goodwill.

The following table summarizes the final values assigned to the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Cash	3,139
Accounts receivable	2,795
Prepaid and other assets	270
Inventory	75
Property and equipment	275
Identifiable intangible assets	50,231
Goodwill	45,593
102,378
Liabilities assumed
Accounts payable and accrued liabilities	4,437
Deferred revenue	172
Deferred income tax	6,181
Fair value of net assets acquired	91,588

The goodwill of $45.6 million resulting from the acquisition consists largely of the expectation that the acquisition will strengthen our business and offer us significantly enhanced market position in Europe.  Goodwill has been assigned to the Cloud and Connectivity Services segment and is not deductible for tax purposes.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Brand	20 years	4,820
Customer relationships	12 years	34,571
Existing technology	4 years	3,411
In-process research and development	8 years	7,429
		50,231

The following table presents the unaudited pro forma results for the year ended December 31, 2015 and 2014. The pro forma financial information combines the results of operations of Sierra Wireless, Inc. and Maingate as though the businesses had been combined as of the beginning of fiscal 2014. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2014. The unaudited pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

	2015	2014
Pro forma information
Revenue	$608,516	$569,340
Earnings (loss) from operations	8,861	(4,719)
Net loss	(3,652)	(15,339)

Basic and diluted loss per share (in dollars)	$(0.11)	$(0.49)

(f)     Acquisition of In Motion Technology

On March 3, 2014, we completed the acquisition of all the shares of In Motion Technology Inc. ("In Motion") for total cash consideration of $26.1 million. In Motion is a leader in mobile enterprise networks that provides customers with fleets in mission critical environments with a secure, managed end-to-end communications system. In Motion's solutions are used by public safety, transit and utility fleets across the US and Canada.

In Motion's results of operations and fair value of assets acquired and liabilities assumed are included in our consolidated financial statements from the date of acquisition.

We accounted for the transaction using the acquisition method and accordingly, the consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at March 3, 2014.  The excess of the purchase price over the final value assigned to the net assets acquired was recorded as goodwill.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table summarizes the final amounts of the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Cash	2,255
Accounts receivable	5,189
Prepaid and other assets	329
Inventory	1,059
Property and equipment	84
Identifiable intangible assets	13,529
Goodwill	8,697
31,142
Liabilities assumed
Accounts payable and accrued liabilities	2,817
Deferred revenue	1,772
Deferred income tax	445
Fair value of net assets acquired	26,108

Goodwill of $8.7 million resulting from the acquisition consists largely of the expectation that the acquisition will extend our leadership position in the M2M market and offer us a significantly enhanced market position.  Goodwill was assigned to the Enterprise Solutions segment and is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Backlog	7 months	358
Customer relationships	13 years	8,739
Existing technology	7 years	3,144
In-process research and development	5 years	1,288
		13,529

The following table presents the unaudited pro forma results for the year ended December 31, 2014 and 2013. The pro forma financial information combines the results of operations of Sierra Wireless, Inc. and In Motion as though the businesses had been combined as of the beginning of fiscal 2013. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2013. The pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

	2014	2013
Pro forma information
Revenue	$550,279	$457,152
Loss from operations	(7,507)	(18,233)
Net earnings (loss)	(17,559)	54,875

Basic and diluted earnings (loss) per share (in dollars)	$(0.56)	$1.78

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(g)     Disposition of Aircard Business

On April 3, 2014, we received the full $13.8 million cash proceeds previously held in escrow related to the sale of substantially all of the assets and operations related to our Aircard business to Netgear for total proceeds of $136.6 million on April 2, 2013.

6.    SEGMENTED INFORMATION

We implemented a new organizational structure during the third quarter of 2015 and we have three reportable segments effective October 1, 2015.

•OEM Solutions
•Enterprise Solutions
•Cloud and Connectivity Services

Our segments have changed from those reported at December 31, 2014 when we reported two segments. We have not restated our comparative information as the operations related to Cloud and Connectivity Services that were formerly included in the Enterprise Solutions segment were not material prior to 2015.

As our chief operating decision maker does not evaluate the performance of our operating segments based on segment assets, management does not classify asset information on a segmented basis. Despite the absence of discrete financial information, we do measure our revenue based on other forms of categorization such as by the geographic distribution in which our products are sold.

REVENUE AND GROSS MARGIN BY SEGMENT

	Year ended December 31, 2016
	OEM Solutions	Enterprise Solutions	Cloud and Connectivity Services	Total
Revenue	$516,517	$71,486	$27,604	$615,607
Cost of goods sold	349,921	31,537	16,406	397,864
Gross margin	$166,596	$39,949	$11,198	$217,743
Gross margin %	32.3%	55.9%	40.6%	35.4%
Expenses				196,395
Earnings from operations				$21,348
Total assets				$578,459

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

	Year ended December 31, 2015
	OEM Solutions	Enterprise Solutions	Cloud and Connectivity Services	Total
Revenue	$523,366	$63,072	$21,360	$607,798
Cost of goods sold	371,559	29,945	12,439	413,943
Gross margin	$151,807	$33,127	$8,921	$193,855
Gross margin %	29.0%	52.5%	41.8%	31.9%
Expenses				183,741
Earnings from operations				$10,114
Total assets				$546,332

	Year ended December 31, 2014
	OEM Solutions	Enterprise Solutions	Cloud and Connectivity Services	Total
Revenue	$476,650	$71,873	$—	$548,523
Cost of goods sold	336,132	33,412	—	369,544
Gross margin	$140,518	$38,461	$—	$178,979
Gross margin %	29.5%	53.5%	—	32.6%
Expenses				185,573
Loss from operations				$(6,594)
Total assets				$515,364

REVENUE BY GEOGRAPHICAL REGION

	2016	2015	2014
Americas	$194,019	$196,476	$157,803
Europe, Middle East and Africa	137,803	116,686	87,629
Asia-Pacific	283,785	294,636	303,091
	$615,607	$607,798	$548,523

PROPERTY AND EQUIPMENT BY GEOGRAPHICAL REGION

	2016	2015
Americas	$18,001	$15,324
Europe, Middle East and Africa	10,814	8,171
Asia-Pacific	5,365	5,452
	$34,180	$28,947

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

7.    RESEARCH AND DEVELOPMENT

The components of research and development costs consist of the following:

	2016	2015	2014
Gross research and development	$73,695	$74,599	$82,649
Government tax credits	(618)	(579)	(1,712)
	$73,077	$74,020	$80,937

8.    IMPAIRMENT

During the year ended December 31, 2014, the Company decided to reduce the scope of its 2G chipset development activities, resulting in a $3,756 impairment related to licenses, in-process research and development and production equipment and tooling. For the years ended December 31, 2015 and December 31, 2016, there was no impairment expense.

9.    OTHER INCOME

The components of other income for the years ended December 31 were as follows:

	2016	2015	2014
Interest income	$163	$269	$1,009
Interest expense	(71)	(154)	(134)
Other	(9)	—	(21)
	$83	$115	$854

10.    INCOME TAXES

The components of earnings (loss) before income taxes consist of the following:

	2016	2015	2014
Canadian	$15,480	$2,611	$3,604
Foreign	4,215	(4,225)	(21,734)
Earnings (loss) before income taxes	$19,695	$(1,614)	$(18,130)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The income tax expense (recovery) consists of:

	2016	2015	2014
Canadian:
Current	$(287)	$11	$(1,165)
Deferred	401	(2,086)	(2,510)
	$114	$(2,075)	$(3,675)
Foreign:
Current	$7,304	$5,511	$2,630
Deferred	(3,108)	(2,376)	(232)
	$4,196	$3,135	$2,398
Total:
Current	$7,017	$5,522	$1,465
Deferred	(2,707)	(4,462)	(2,742)
	$4,310	$1,060	$(1,277)

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	2016	2015	2014
Income tax expense (recovery) at Canadian statutory income tax rates of 26.01% (2015 - 26.01%; 2014 - 26.02%)	$5,122	$(421)	$(4,733)
Increase (decrease) in income taxes for:
Permanent and other differences	(2,192)	(464)	(227)
Change in statutory/foreign tax rates	11,581	(979)	(2,930)
Change in valuation allowance	(11,403)	1,952	5,051
Stock-based compensation expense	1,039	1,206	1,385
Adjustment to prior years	163	(234)	177
Income tax expense (recovery)	$4,310	$1,060	$(1,277)

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities were as follows at December 31:

	2016	2015
Deferred income tax assets (liabilities)
Property and equipment	$2,223	$2,532
Non capital loss carry-forwards	63,094	76,183
Capital loss carry-forwards	4,321	4,487
Scientific research and development expenses and credits	25,651	21,988
Reserves and other	13,201	13,716
Acquired intangibles	(9,102)	(9,498)
	99,388	109,408

Valuation allowance	94,807	106,210
	$4,581	$3,198

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

	2016	2015
Classification:
Assets
Non-current	$16,039	$14,865
Liabilities
Non-current	(11,458)	(11,667)
	$4,581	$3,198

At December 31, 2016, we have provided for a valuation allowance on our deferred tax assets of $94,807 (2015 - $106,210).

At December 31, 2016, we have Canadian allowable capital loss carry-forwards of $11,519 that are available, indefinitely, to be deducted against future Canadian taxable capital gains.  In addition, we have investment tax credits of $22,664 and $10,350 available to offset future Canadian federal and provincial income taxes payable, respectively.  The investment tax credits expire between 2018 and 2036.  At December 31, 2016, our U.S. subsidiary has $6,445 of California research & development tax credits which may be carried forward indefinitely.

At December 31, 2016, net operating loss carry-forwards for our foreign subsidiaries were $7,419 for U.S. income tax purposes that expire between 2020 and 2023, $262 for Hong Kong income tax purposes, $16,056 for Sweden income tax purposes, $9 for Norway income tax purposes, $527 for Luxembourg income tax purposes, and $196,709 for French income tax purposes.  The Hong Kong, Sweden, Norway, Luxembourg and French net operating loss carry-forward may be carried forward indefinitely. Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.  In addition, the utilization of the U.S. net operating losses is also subject to ownership change limitations provided by U.S. federal and specific state income tax legislation. The amount of French net operating losses deducted each year is limited to €1.0 million plus 50% of French taxable income in excess of €1.0 million. Our French net operating losses carry-forward is subject to the “continuity of business” requirement.  Our French subsidiaries also have research tax credit carried forward of $5,392 and a competitiveness and employment tax credit carried forward of $223 as at December 31, 2016.  The French tax credits may be used to offset against corporate income tax and if any tax credits are not fully utilized within a three year period following the year the tax credit are earned, it may be refunded by the French tax authorities. Tax loss and tax credits carry-forwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate.  Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax loss and research tax credit carry forwards in future years.

In assessing the realizability of our deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible and the loss carry-forwards or tax credits can be utilized.  Management considers projected future taxable income and tax planning strategies in making our assessment.

No provision for taxes have been provided on undistributed foreign earnings, as it is the company’s intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. It is not practical to estimate the income tax liability that might be incurred if there is a change in management’s intention in the event that a remittance of such earnings occur in the future.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Accounting for uncertainty in income taxes

At December 31, 2016, we had gross unrecognized tax benefits of $4,329 (2015 — $4,346).  Of this total, $1,859 (2015 — $879) represents the amount of unrecognized tax benefits that, if recognized, would favorably impact our effective tax rate.

Below is a reconciliation of the total amounts of unrecognized tax benefits for the years ended December 31:

	2016	2015
Unrecognized tax benefits, beginning of year	$4,346	$5,913
Increases — tax positions taken in prior periods	633	78
Increases — tax positions taken in current period	74	115
Settlements and lapses of statute of limitations	(724)	(1,760)
Unrecognized tax benefits, end of year	$4,329	$4,346

We recognize interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the consolidated statement of operations.  At December 31, 2016, we had accrued $1,058 (2015 - $1,044) for interest and penalties.

In the normal course of business, we are subject to audit by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions.  Tax years ranging from 2004 to 2016 remain subject to examination in Canada, the United States, the United Kingdom, France, Germany, Australia, China, Hong Kong, Brazil, South Africa, Japan, Korea, Taiwan, Italy, Sweden, Norway, India, Spain, and Luxembourg.

The Company regularly engages in discussions and negotiations with tax authorities regarding tax matters in various jurisdictions. The Company believes it is reasonably possible that certain tax matters may be concluded in the next 12 months. The Company estimates that the unrecognized tax benefits at December 31, 2016 could increase by approximately $911 in the next 12 months.

11.    STOCK-BASED COMPENSATION PLANS

(a)    Stock-based compensation expense:

	2016	2015	2014

Cost of goods sold	$420	$630	$519
Sales and marketing	1,714	2,151	1,868
Research and development	1,375	1,422	1,809
Administration	4,120	4,739	5,208
	$7,629	$8,942	$9,404

Stock option plan	2,170	2,090	2,250
Restricted stock plan	5,459	6,852	7,154
	$7,629	$8,942	$9,404

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(b)    Stock option plan

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan is the lesser of 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares.  Based on the number of shares outstanding as at December 31, 2016, stock options exercisable into 1,870,373 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date.  Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2016	2015	2014
Risk-free interest rate	0.73%	0.97%	1.25%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	51%	44%	46%
Expected option life (in years)	4.0	4.0	4.0
Average fair value of options granted (in dollars)	$4.40	$10.64	$6.86

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares.  The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant.  The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued.  The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. Forfeitures are accounted for in compensation expense as they occur.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table presents stock option activity for the years ended December 31:

	Number of	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	Options	Cdn.$	U.S.$	In Years	U.S.$
Outstanding, December 31, 2013	1,537,586	10.37	9.76	3.1	22,164
Granted	300,150	21.57	18.57
Exercised	(686,384)	10.64	9.15		10,535
Forfeited	(7,295)	11.83	10.18
Outstanding, December 31, 2014	1,144,057	13.94	12.00	2.9	40,550
Granted	218,331	41.62	29.94
Exercised	(357,136)	14.42	10.37		6,813
Forfeited	(39,341)	23.74	17.09
Outstanding, December 31, 2015	965,911	21.47	15.44	2.5	3,541
Granted	651,357	14.72	10.95
Exercised	(231,704)	11.76	8.75		1,608
Forfeited	(69,941)	19.25	14.32
Outstanding, December 31, 2016	1,315,623	19.65	14.61	2.9	4,687

The intrinsic value of outstanding stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option.

The following table summarizes the stock options outstanding and exercisable at December 31, 2016:

	Options Outstanding				Options Exercisable
Range of	Number of	Weighted Average Remaining Option Life	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price
Exercise Prices	Options	(years)	Cdn.$	U.S.$	Exercisable	Cdn.$	U.S.$
$5.58 – $10.44 U.S. $7.50 – $14.04 Cdn	405,070	3.0	12.90	9.60	117,304	10.88	8.09
$10.45 – $10.78 U.S. $14.05 – $14.49 Cdn	282,056	4.1	14.28	10.62	—	—	—
$10.79 – $17.28 U.S. $14.50 – $23.23 Cdn	317,293	1.8	17.77	13.22	232,286	16.90	12.57
$17.29 – $33.60 U.S. $23.24 – $45.17 Cdn	311,204	2.9	35.21	26.19	145,348	35.25	26.22
	1,315,623	2.9	19.65	14.61	494,938	20.86	15.52

The options outstanding at December 31, 2016 expire between February 9, 2017 and November 7, 2021.

As at December 31, 2016, the unrecognized stock-based compensation cost related to the non-vested stock options was $3,754 (2015 — $3,171; 2014 — $3,369), which is expected to be recognized over a weighted average period of 2.5 years (2015 — 2.4 years; 2014 — 2.4 years).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(c)     Restricted share plans

We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”).  The RSPs further our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs.  The form and timing of settlement is subject to local laws.  With respect to the treasury based RSPs, the maximum number of share units outstanding under the Plan shall not exceed 3.5% of the number of issued and outstanding shares. Based on the number of shares outstanding as at December 31, 2016, 765,387 share units are available for future allocation under the Plan. With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and Nasdaq, which are used to settle vested RSUs.  The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the grant.  RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.

The intrinsic value of outstanding RSUs is calculated as the quoted market price of the stock at the balance sheet date, or date of vesting.

The following table summarizes the RSU activity for the years ended December 31:

	Number of	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	RSUs	Cdn.$	U.S.$	In years	U.S.$
Outstanding, December 31, 2013	1,442,115	10.59	9.98	1.8	34,867
Granted	342,225	21.67	18.66
Vested / settled	(617,755)	10.64	9.16		12,364
Forfeited	(4,820)	13.24	11.40
Outstanding, December 31, 2014	1,161,765	14.56	12.54	1.7	55,118
Granted	230,689	42.16	30.33
Vested / settled	(590,720)	14.20	10.21		19,494
Forfeited	(23,501)	30.02	21.60
Outstanding, December 31, 2015	778,233	25.08	18.04	1.8	12,219
Granted	354,517	15.08	11.21
Vested / settled	(358,497)	19.57	14.56		4,477
Forfeited	(28,279)	21.85	16.26
Outstanding, December 31, 2016	745,974	22.59	16.81	2.1	11,689
Outstanding – vested and not settled	153,743
Outstanding – unvested	592,231
Outstanding, December 31, 2016	745,974

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

As at December 31, 2016, the total remaining unrecognized compensation cost associated with the RSUs totaled $5,408 (2015 — $6,838; 2014 — $7,209), which is expected to be recognized over a weighted average period of 1.6 years (2015 — 1.3 years; 2014 — 1.1 years).

12.    EARNINGS (LOSS) PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2016	2015	2014
Net earnings (loss)	$15,385	$(2,674)	$(16,853)

Weighted average shares used in computation of:
Basic	32,032	32,166	31,512
Assumed conversion	303	—	—
Diluted	32,335	32,166	31,512
Net earnings (loss) per share (in dollars):
Basic	$0.48	$(0.08)	$(0.53)
Diluted	0.48	(0.08)	(0.53)

As the Company incurred losses for the years ended December 31, 2015 and 2014, all equity awards in those years were anti-dilutive and were excluded from the diluted weighted average shares.

13.    ACCOUNTS RECEIVABLE

The components of accounts receivable at December 31 were as follows:

	2016	2015
Trade receivables	$121,384	$99,027
Less: allowance for doubtful accounts	(2,486)	(2,088)
	118,898	96,939
Sales taxes receivable	2,808	2,096
R&D tax credits	5,331	6,388
Other receivables	16,761	10,823
	$143,798	$116,246

The movement in the allowance for doubtful accounts during the years ended December 31 were as follows:

	2016	2015	2014
Balance, beginning of year	$2,088	$2,275	$2,279
Bad debt expense	383	615	329
Write-offs and settlements	15	(792)	(290)
Foreign exchange	—	(10)	(43)
	$2,486	$2,088	$2,275

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

14.    INVENTORIES

The components of inventories at December 31 were as follows:

	2016	2015
Electronic components	$29,043	$19,203
Finished goods	11,870	13,626
	$40,913	$32,829

15.    PREPAIDS AND OTHER

The components of prepaids and other at December 31 were as follows:

	2016	2015
Inventory advances	$902	$1,159
Insurance and licenses	634	7,601
Other	4,994	5,419
	$6,530	$14,179

16.    PROPERTY AND EQUIPMENT

The components of property and equipment at December 31 were as follows:

	2016
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$1,885	$1,209	$676
Research and development equipment	31,896	23,544	8,352
Production equipment and tooling	48,685	32,766	15,919
Computer equipment	9,845	8,063	1,782
Software	8,463	6,108	2,355
Leasehold improvements	5,850	3,208	2,642
Leased vehicles	1,127	915	212
Office equipment	1,050	594	456
Network equipment	2,535	749	1,786
	$111,336	$77,156	$34,180

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

	2015
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$1,420	$867	$553
Research and development equipment	29,184	21,435	7,749
Production equipment and tooling	40,181	29,161	11,020
Computer equipment	7,256	5,562	1,694
Software	7,134	4,852	2,282
Leasehold improvements	4,456	2,121	2,335
Leased vehicles	947	547	400
Office equipment	2,533	2,132	401
Network equipment	2,828	315	2,513
	$95,939	$66,992	$28,947

Amortization expense relating to property and equipment was $12,492, $8,479, and $8,974 for the years ended December 31, 2016, 2015, and 2014, respectively.

17.    INTANGIBLE ASSETS

The components of intangible assets at December 31 were as follows:

	2016
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$14,181	$9,638	$4,543
Licenses	45,714	44,667	1,047
Intellectual property	16,966	10,864	6,102
Customer relationships	91,156	41,679	49,477
Brand	5,451	665	4,786
In-process research and development	14,422	5,514	8,908
	$187,890	$113,027	$74,863

	2015
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$14,285	$8,701	$5,584
Licenses	54,622	53,143	1,479
Intellectual property	17,622	9,231	8,391
Customer relationships	89,638	35,543	54,095
Brand	5,787	252	5,535
In-process research and development	12,984	3,818	9,166
	$194,938	$110,688	$84,250

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Estimated annual amortization expense for the next 5 years ended December 31 are as follows:

2017	$13,376
2018	12,431
2019	11,421
2020	8,402
2021	5,735

Amortization expense relating to intangible assets was $13,402, $11,737, and $14,543 for the years ended December 31, 2016, 2015, and 2014, respectively.

The weighted-average remaining useful lives of intangible assets was 7.1 years as at December 31, 2016.

At December 31, 2016, a net carrying amount of $2,425 (December 31, 2015 - $8,404) included in intangible assets was not subject to amortization.

18.    GOODWILL

During the third quarter of 2016, we changed the annual goodwill impairment testing date from September 30 to October 1. No impairment has been recorded in comparative periods with the assessment date change to October 1 as the fair value exceeded the carrying value. We adopted this change to ensure that our annual impairment test is aligned with our forecasting process.

We assessed the recoverability of goodwill as at October 1, 2016 for each of the identified reporting units and determined that the fair value of each of the three reporting units exceeded its carrying value. Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value with the carrying amount of goodwill for each reporting unit was not required.

There was no impairment of goodwill during the years ended December 31, 2016, 2015 and 2014.

The changes in the carrying amount of goodwill for the years ended December 31 were as follows:

	2016	2015
Balance at beginning of year	$156,488	$103,966
Goodwill acquired (note 5(a) and 5(b))	2,702	60,478
Foreign currency translation adjustments	(5,076)	(7,956)
	$154,114	$156,488

OEM Solutions	$101,404	$103,567
Enterprise Solutions	26,469	24,993
Cloud and Connectivity Services	26,241	27,928
	$154,114	$156,488

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

19.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31 were as follows:

	2016	2015
Trade payables	$109,236	$81,879
Inventory commitment reserve	3,850	1,866
Accrued royalties	13,042	9,750
Accrued payroll and related liabilities	12,572	10,879
Taxes payable (including sales taxes)	4,922	2,501
Product warranties (note 26(b)(iii))	7,637	7,362
Other	16,241	14,300
	$167,500	$128,537

20.    LONG-TERM OBLIGATIONS

The components of long-term obligations at December 31 were as follows:

	2016	2015
Accrued royalties	$22,763	$35,451
Other	9,891	8,902
	$32,654	$44,353

The Company licenses certain intellectual property ("IP") and pays royalties in accordance with these license agreements. Where agreements are not finalized, we recognize our current best estimate of the potential royalty obligation in long-term obligations.  In accordance with its policy, the Company reviews its estimate of the potential royalty obligation on an ongoing basis. Beginning in the fourth quarter of 2016, this review indicated that cumulative recent developments in the IP licensing landscape and other factors should be reflected in the estimate of our royalty obligations.  As a result, we reduced our accrued royalties obligation by $13.0 million effective October 1, 2016 and recorded this recovery as cost of goods sold in the statement of earnings. The change in accounting estimate also resulted in a reduction of $1.4 million in our royalty accrual for products sold during the three months ended December 31, 2016 and this reduction is recorded in our cost of goods sold. For the year ended December 31, 2016, net earnings and earnings per common share include the effect of the change in accounting estimate.  For the year ended December 31, 2016, this change in accounting estimate increased net earnings by $14.4 million and each of basic and diluted net earnings per share by $0.45.

21.    ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss at December 31, net of taxes, were as follows:

	2016	2015
Balance, beginning of period	$(7,978)	$(5,965)
Foreign currency translation adjustments	(4,891)	(2,589)
Gain (loss) on long term intercompany balances	(1,557)	576
	$(14,426)	$(7,978)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

22.    SHARE CAPITAL

On February 4, 2016, we received approval from the TSX of our Notice of Intention to make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, we may purchase for cancellation up to 3,149,199 of our common shares, or approximately 9.7% of the common shares outstanding as of the date of the announcement. The NCIB commenced on February 9, 2016 and expired on February 8, 2017.

For the year ended ended December 31, 2016, we purchased and canceled 809,872 common shares at an average price of $12.61 per share. The excess purchase price over and above the average carrying value in the amount of $1,507 were charged to retained earnings.

As of February 8, 2017, we had purchased 980,089 common shares at an average price of $13.25 per share.

23.    SUPPLEMENTAL CASH FLOW INFORMATION

The following table summarizes supplemental cash flow information and non-cash activities:

	2016	2015	2014
Net income taxes paid	$4,181	$3,093	$3,763
Interest paid	127	137	63
Non-cash property and equipment additions	200	—	—
Non-cash additions funded by obligation under capital leases	544	237	296
Non-cash additions related to asset retirement obligations	520	—	—

24.    FAIR VALUE MEASUREMENT

(a)    Fair value presentation

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.

Level 2	—
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	—	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to us for loans with similar terms, the carrying

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.

We have contingent consideration related to the acquisitions of MobiquiThings in 2015 that was measured using unobservable inputs which represents a Level 3 measurement within the fair value hierarchy. The contingent consideration is measured at each reporting period and any changes in the fair value are recorded in earnings. In the twelve months ended December 31, 2016, $303 was recognized in "Acquisition-related and integration" expense related to the change in the fair value of the contingent consideration.

(b)    Credit Facilities

We have a $10 million revolving term credit facility ("Revolving Facility") with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce. The expiry date on this Revolving Facility has been extended to April 28, 2017. The Revolving Facility is for working capital requirements, is secured by a pledge against all of our assets and is subject to borrowing base limitations. As at December 31, 2016, there were no borrowings under the Revolving Facility.

(c)     Letters of credit

We have access to a revolving standby letter of credit facility of $10 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit for project related performance guarantees and is guaranteed by Export Development Canada. As at December 31, 2016, there was a €23 thousand letter of credit issued against the revolving standby letter of credit facility.

25.    FINANCIAL INSTRUMENTS

Financial Risk Management

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities.

We have exposure to the following business risks:

We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Although a significant portion of our revenues are in U.S. dollars, we incur operating costs that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.

We are generating and incurring an increasing portion of our revenue and expenses, respectively, outside of North America including Europe, the Middle East and Asia.  To manage our foreign currency risks, we may enter into foreign currency forward and options contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.  As at December 31, 2016 and 2015, we had no such contracts in place.

We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility.  Accordingly, our future results could be materially affected by changes in these or other factors.

26.    COMMITMENTS AND CONTINGENCIES

(a) Operating leases

We have entered into operating leases for property and equipment.  The minimum future payments under various operating leases for our continuing operations in each of the years ended December 31 is as follows:

2017	$4,209
2018	4,030
2019	3,676
2020	3,474
2021	3,388
Subsequent years	4,591
$23,368

(b) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized or the potential obligation becomes statute barred, the estimate will be revised accordingly.

(ii)
We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(iii)
We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties follows:

	2016	2015
Balance, beginning of year	$7,362	$5,951
Provisions	4,214	4,180
Expenditures	(3,939)	(2,769)
Balance, end of year	$7,637	$7,362

(c) Other commitments

We have entered into purchase commitments totaling approximately $105,523 net of related electronic components inventory of $9,264 (December 31, 2015 — $87,631, net of electronic components inventory of $18,390), with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between January 2017 and May 2017.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(d) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigations, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our US subsidiary. The lawsuit makes certain allegations concerning data transmission error checking technology, specifically referencing one of our EM Series modules. The lawsuit is in the initial pleadings stage.

In December 2016, a patent holding company, Magnacross LLC, filed a patent infringement lawsuit in the United States District Court of the Eastern District of Texas asserting patent infringement by our US subsidiary. The lawsuit makes certain allegations concerning our AirLink wireless routers. The lawsuit is in the initial pleadings stage.

In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. The lawsuit was dismissed with prejudice in April 2016. In August 2014, M2M filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M, which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M. The lawsuit has been administratively closed pending the result of several Inter Partes Review proceedings filed by us and the other defendants with the United States Patent and Trial Appeal Board ("PTAB") in August and October of 2015, as well as April 2016. The PTAB has instituted proceedings in respect of our filing and we have joined in another instituted proceeding brought by a defendant in a related case. In March 2017, the PTAB issued its decisions in both proceedings, invalidating all independent claims and several dependent claims in the single patent-in-suit. M2M has 60 days in which to appeal these decisions.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:

In May 2013, a patent holding company, Adaptix, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas against one of our customers asserting patent infringement in relation to our customer’s products, which may include certain LTE products which utilize modules sold to them by us. In March 2014, the lawsuit was transferred to the United States District Court for the Northern District of California. The lawsuit was dismissed with prejudice in June 2015 and we do not believe that this outcome will have a material adverse effect on our operating results. In June 2015, Adaptix filed amended complaints in the Eastern District of Texas against two carriers asserting patent infringement against them in relation to certain cellular communication devices sold by the carriers for use on their 4G LTE wireless networks, which include certain products which may utilize modules sold to the original equipment manufacturer by us and certain AirCard

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

products sold to the carriers by us prior to the transfer of the AirCard business to Netgear. The two cases have been dismissed with prejudice in July 2016.

In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and amended complaints were filed in October 2013. In Q2 2016, the plaintiff stipulated that it was no longer accusing our products in the two cases in which we were intervening in defense of our products, and our intervention was subsequently terminated.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

Executive Officers	Directors

Jason W. Cohenour	Gregory D. Aasen (3)
President and Chief Executive Officer	Corporate Director

David G. McLennan	Robin A. Abrams (1), (2)
Chief Financial Officer and Secretary	Corporate Director

Philippe Guillemette	Paul G. Cataford (1), (3)
Chief Technology Officer	Corporate Director

Bill G. Dodson	Charles E. Levine (1), (3)
Senior Vice President, Operations	Corporate Director

A. Daniel Schieler	Thomas Sieber (1), (2)
Senior Vice President and General Manager, OEM Solutions	Corporate Director

Jason L. Krause	Kent Thexton (2)
Senior Vice President and General Manager, Enterprise Solutions	Chair of the Board

Rene Link	Jason W. Cohenour
Chief Marketing Officer & Senior Vice President Strategy	President and Chief Executive Officer
Sierra Wireless, Inc.
Pierre Teyssier
Senior Vice President, Purchasing	(1) Audit Committee
(2) Governance and Nominating Committee
(3) Human Resources Committee

General Counsel	Transfer Agent
Blake, Cassels & Graydon LLP	Computershare Investor Services Inc.
Vancouver, BC	Vancouver, BC

US Counsel	Share Information
Skadden, Arps, Slate, Meagher & Flom LLP	The common shares of Sierra Wireless, Inc. are listed for trading under the symbol SW on The Toronto Stock Exchange and under SWIR on The Nasdaq Global Market.
Toronto, Ontario		Head Office
Sierra Wireless, Inc.
Intellectual Property Lawyers		13811 Wireless Way
Nixon Peabody LLP		Richmond
Palo Alto, California	Annual General Meeting	British Columbia
	The Annual General Meeting for the shareholders of Sierra Wireless, Inc. will be held on May 18, 2017 at 3:00 p.m. (Pacific Time) at the Company's head office in Richmond, British Columbia.	Canada V6V 3A4
Auditors
Ernst & Young LLP		Telephone :: 604 231 1100
Vancouver, BC
Facsimile :: 604 231 1109

Website :: www.sierrawireless.com